Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

BETWEEN

THREE RIVERS ACQUISITION LLC

AND

THREE RIVERS OPERATING COMPANY LLC

AS SELLER,

AND

COG OPERATING LLC

AS PURCHASER,

DATED AS OF MAY 11, 2012

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

		Page
	ARTICLE 10 TERMINATION
Section 10.1	Termination	55
Section 10.2	Effect of Termination	55
Section 10.3	Distribution of Deposit Upon Termination	55

ARTICLE 11

INDEMNIFICATION; LIMITATIONS

-iv-

(continued)

		Page
Section 12.19	Construction	68
Section 12.20	Limitation on Damages	68
Section 12.21	Joint and Several Liability	68
Section 12.22	Confidentiality Agreement	69

-v-

(continued)

ANNEXES:

Annex A	Applicable Counties

EXHIBITS:

Exhibit A-1	Leases
Exhibit A-2	Wells
Exhibit A-3	Other Equipment Inventory
Exhibit B	Form of Assignment and Bill of Sale
Exhibit C	Form of Transition Services Agreement

SCHEDULES:

Schedule 1.2(p)	Material Contract Operating Agreements
Schedule 1.2(x)	Specified Individuals
Schedule 1.3	Certain Excluded Assets
Schedule 2.2	Allocated Values
Schedule 2.3(h)	Post-January 1, 2012 Acquisition Costs
Schedule 3.3	Permitted Encumbrances
Schedule 3.8	Certain Environmental Matters
Schedule 4.2	Litigation
Schedule 4.3	Taxes and Assessments
Schedule 4.4	Compliance with Law
Schedule 4.5	Material Contracts
Schedule 4.7	Imbalances
Schedule 4.8	Material Consents and Preferential Rights to Purchase
Schedule 4.11	Wells and Equipment
Schedule 4.12	Non-Consent Operations
Schedule 4.13	Outstanding Capital Commitments
Schedule 4.15	Employees
Schedule 4.16	Benefit Plans
Schedule 4.19	Seller’s Knowledge
Schedule 6.7	Employment Matters
Schedule 11.1	Schedule 11.1 Matters

-vi-

TABLE OF DEFINED TERMS

3RAC	1
3ROC	1
Accounting Arbitrator	49
Accounting Principles	1
Adjustment Period	10
Affiliate	1
Aggregate Deductible	22
Agreement	1
Allocated Value	9
Applicable Affiliates	1
Applicable Counties	1
Assets	1
Assignment and Bill of Sale	13
Assumed Obligations	56
Available Employees	41
Business Day	3
Casualty Loss	61
Claim	59
Claim Notice	59
Closing	47
Closing Date	47
Closing Payment	49
Code	3
Confidentiality Agreement	4
Contracts	2
Controlled Group Liability	32
Cut-Off Date	4
Damages	63
Defect Claim Date	18
Defensible Title	13
Deposit	9
Effective Date	4
Environmental Arbitrator	24
Environmental Consultant	16
Environmental Defect	18
Environmental Defect Amount	20
Environmental Information	17
Environmental Laws	4
Environmental Review	16
Equipment	2
ERISA	4
ERISA Affiliate	32
Escrow Account	9
Escrow Agent	9
Escrow Agreement	9
Excluded Assets	7
Excluded Records	3
Filings	44
Final Purchase Price	50
Governmental Authority	4
Hire Date	41

Holdback Deposit	51
Holdback Period	51
HSR Act	45
Hydrocarbons	4
Indemnified Person	59
Indemnifying Person	59
Indemnity Holdback	51
Individual Indemnity Threshold	62
Laws	4
Leases	1
Material Adverse Effect	4
Material Consent	25
Material Contract	5
NORM	17
Parties	1
Paying Party	52
Permits	6
Permitted Encumbrances	14
Person	6
Plan	6
Production Tax	6
Properties	2
Property Costs	6
Property Tax	7
Purchase Price	9
Purchaser	1
Purchaser Group	58
Purchaser Plans	42
Purchaser’s Auditor	44
Records	3
Reimbursing Party	52
Restricted Area	7
Restricted Period	65
Retained Obligations	57
Schedule 11.1 Matters	56
SEC	44
Securities Act	44
Securities Laws	44
Seller	1
Seller Group	57
Seller Plan	41
Specified Individuals	7
Straddle Period	52
Subsidiary	7
Target Closing Date	47
Tax	7
Tax Allocation Schedule	9
Tax Audit	53
Tax Indemnified Person	53
Tax Indemnifying Person	53
Tax Items	7

-i-

TABLE OF DEFINED TERMS

Tax Return	29
Title Arbitrator	24
Title Benefit	14
Title Benefit Amount	21
Title Defect	14
Title Defect Amount	20
Transfer Taxes	7

Transferred Employees	41
Transition Services Agreement	51
Unadjusted Purchase Price	9
Units	2
WARN Act	42
Wells	2

-ii-

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is dated as of May 11, 2012, by and between Three Rivers Acquisition LLC, a Delaware limited liability company (“3RAC”) and Three Rivers Operating Company LLC, a Delaware limited liability company (“3ROC” and, together with 3RAC, “Seller”), and COG Operating LLC, a Delaware limited liability company (“Purchaser”, and, together with Seller, the “Parties”).

RECITALS:

Seller desires to sell, and Purchaser desires to purchase, those certain oil and gas properties, rights, and related assets that are defined and described as “Assets” herein.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, accept, and pay for, the Assets.

1.2 Certain Definitions. As used herein:

(a) “Accounting Principles” means United States generally accepted accounting principles, consistently applied.

(b) “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(c) “Applicable Affiliates” means, with regard to Seller, only the following Persons: (i) any Subsidiary of Seller, and (ii) each Specified Individual.

(d) “Assets” means all of Seller’s right, title, and interest in and to the following:

(i) all oil and gas leases, oil, gas, and mineral leases and subleases, mineral fee interests, carried interests, royalties, overriding royalties, net profits interests and other mineral interests covering lands and/or in lands located in any of the counties described on Annex A (the “Applicable Counties”), including those leases and interests described on Exhibit A-1 (collectively, the “Leases”), and, without limiting the foregoing, all rights (of whatever character, whether legal or equitable, vested or contingent, and whether or not the same are expired or terminated) to the Hydrocarbons in, on, under, and that may be produced from, the Leases or the Units;

(ii) any and all oil, gas, water, CO2, injection or disposal wells located on the Leases or Units, including the wells shown on Exhibit A-2, whether producing, non-producing, permanently or temporarily plugged and abandoned, whether or not fully described on any exhibit or schedule hereto (such wells, together with the behind pipe, proved developed non-producing, proved undeveloped and unproved wells or well locations identified on Exhibit A-2, being collectively called the “Wells”);

(iii) all pooled, communitized, or unitized acreage which includes all or part of any Leases, and all tenements, hereditaments, and appurtenances belonging thereto (the “Units,” and, together with the Wells and Leases, the “Properties”);

(iv) all currently existing contracts, agreements, and instruments applicable to the Properties, including operating agreements; unitization, pooling, and communitization agreements; declarations and orders; area of mutual interest agreements; farmin and farmout agreements; exchange agreements; compressor agreements; gathering agreements; Hydrocarbon sale agreements; disposal agreements; transportation agreements; and processing agreements; provided, however, that the term “Contracts” shall not include the Leases and other instruments constituting Seller’s chain of title to the applicable Leases (subject to such exclusion and proviso, the “Contracts”);

(v) all easements, permits, licenses, servitudes, rights-of-way, surface fee estates, surface leases, right of use and easement, and other rights to use the surface appurtenant to, and used or held for use in connection with, the Properties;

(vi) all equipment, machinery, fixtures, and other tangible personal property and improvements that are located on the Properties or are used or held for use in connection with the ownership or operation of the Properties or any of the other Assets or the production, treatment, storage, disposal, or transportation of Hydrocarbons or other substances thereon or therefrom (including all wellhead, equipment, pumps, pumping units, Hydrocarbon measurement facilities, flowlines, gathering systems, piping, pipelines, compressors, tanks, buildings, treatment facilities, injection facilities, disposal facilities, compression facilities, and other materials, supplies, facilities and machinery) (collectively, the “Equipment”);

(vii) the other contracts, materials, and equipment inventory described on Exhibit A-3;

(viii) all Hydrocarbons produced from, or attributable to, the Properties from and after the Effective Date; all Hydrocarbon inventories from or attributable to the Properties that are in storage on the Effective Date; and, to the extent related or attributable to the Properties, all production, plant, and transportation imbalances as of the Effective Date;

(ix) all claims, rights and causes of action (including causes of action for breach of warranty) against third Persons, asserted and unasserted, known and unknown, but only to the extent such claims, rights and causes of action are attributable to the Assumed Obligations and with respect to which Seller does not have an indemnity obligation to Purchaser pursuant to Article 11, and where necessary to give effect to the assignment of such rights, claims and causes of action, Seller grants to Purchaser the right to be subrogated to such rights, claims and causes of action, to the extent permitted pursuant to applicable Law, other than rights, claims and causes of action against any Affiliate of Seller; and

(x) originals of all books, records, files, reports and data relating to the Properties or any of the other Assets, including all lease files, land files, division order files, abstracts, well logs, maps, tests, title opinions, contract files, geological and geophysical data, information and third Person interpretations, and well, production, regulatory, Tax, accounting, and safety records of Seller, to the extent relating to the Properties or any of the other Assets, but excluding, in each case:

(A) all corporate, financial, Tax, and legal data and records of Seller that relate solely to the Excluded Assets, the governance of Seller or income Taxes attributable to the Assets;

(B) any data, software, and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(C) all legal records and legal files of Seller relating to the corporate governance of Seller (including each Seller’s respective board of directors), including all work product of, and attorney-client communications with, Seller’s legal counsel related to such corporate governance;

(D) data and records relating to the sale of the Assets, including communications with the advisors or representatives of Seller or its Affiliates;

(E) any data and records relating to the Excluded Assets or assets and properties not expressly included in this Agreement; and

(F) those original data and records retained by Seller pursuant to Section 12.7.

(Clauses (A) through (F) shall hereinafter be referred to as the “Excluded Records” and subject to such exclusions, the data, software and records described in this Section 1.2(d)(x) are referred to herein as the “Records.”).

(e) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Houston, Texas, United States of America.

(f) “Code” means the United States Internal Revenue Code of 1986, as amended.

(g) “Confidentiality Agreement” means that certain Confidentiality Agreement dated as of March 5, 2012 by and between Purchaser and 3ROC, as amended from time to time.

(h) “Cut-Off Date” means five o’clock p.m. in Houston, Texas on the one (1) year anniversary of the Closing Date.

(i) “Effective Date” means 12:00 a.m. in Houston, Texas on April 1, 2012.

(j) “Environmental Laws” means, as the same have been amended to the date hereof, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the date hereof, and all similar Laws as of the date hereof of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment or biological or cultural resources and all regulations implementing the foregoing.

(k) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(l) “Governmental Authority” means any national government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.

(m) “Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.

(n) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, and codes of Governmental Authorities.

(o) “Material Adverse Effect” means a defect, condition, or change that has a materially adverse effect on the ownership, operation, or financial condition of the Assets, taken as a whole; provided, however, that Material Adverse Effect shall not include such material adverse effects (i) resulting from general changes in oil and gas prices; general changes in markets or in industry, economic, or political conditions; changes in condition or developments generally applicable to the oil and gas industry generally or in any area or areas where the Assets are located; acts of God, including hurricanes and storms; acts or failures to act of Governmental Authorities where such acts or failures to act (A) do not affect the Assets disproportionately from other similar assets located in the same area and (B) are not caused by the willful or grossly negligent acts of Seller; civil unrest or similar disorder; terrorist acts; changes in Laws or delays in issuing, the failure of any Governmental Authority to issue, or any change in requirements of general applicability with respect to the issuance of, any licenses, permits, easements, or approvals, and increased costs relating to the foregoing, in each case, where such delays or failures to act do not affect the Assets disproportionately from other similar assets located in the same area; (ii) that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 10; or (iii) resulting from any announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 6 hereof.

(p) “Material Contract” means, to the extent binding on the Assets or Purchaser’s ownership thereof after Closing, any Contract which is one or more of the following types:

(i) Contracts which can reasonably be expected to result in gross revenue per fiscal year in excess of One Hundred Thousand Dollars ($100,000) or can reasonably be expected to result in expenditures per fiscal year in excess of One Hundred Thousand Dollars ($100,000), in each case, net to the interests of Seller; provided, however, that for purposes of this Section 1.2(p)(i), any operating agreement applicable to the Assets (other than the operating agreements set forth on Schedule 1.2(p)) shall not be considered a “Material Contract”;

(ii) Contracts with any Affiliate of Seller;

(iii) Contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons produced from the Properties which are not cancelable without penalty to Seller, its Affiliates, or its or their permitted successors and assigns, on sixty (60) days or less prior written notice;

(iv) To the extent currently pending, Contracts of Seller to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Assets after Closing, but excluding any right of reassignment upon intent to abandon an Asset and Contracts that would be permitted pursuant to Section 6.4;

(v) Contracts for the gathering, compression or compressor rental, treatment, processing, storage or transportation of Hydrocarbons which are not cancellable without penalty to Seller, its Affiliates, or its or their permitted successors and assigns on sixty (60) days or less prior written notice;

(vi) Any Contract that constitutes a lease under which Seller (or its Affiliates) is the lessor or the lessee of real or personal property (other than the Leases) which lease involves an annual base rental of more than One Hundred Thousand Dollars ($100,000);

(vii) any indenture, mortgage, loan, credit or sale-leaseback or similar Contract secured by any of the Assets, to the extent the same will not be released at Closing pursuant to Section 8.2(i); and

(viii) any noncompete agreement, area of mutual interest agreement, or confidentiality agreement binding on the Assets.

(q) “Permit” means all permits, licenses, franchises, registrations, certificates, exemptions, consents, approvals and other similar rights and privileges issued by a Governmental Authority and related to the ownership or operation of the Assets.

(r) “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

(s) “Plan” means: (i) each “employee benefit plan,” as such term is defined in section 3(3) of ERISA; and (ii) each personnel policy, equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, retention agreement, change of control agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in clause (i) above.

(t) “Production Tax” means Taxes measured by units of production and severance Taxes, but excludes Property Taxes.

(u) “Property Costs” means all operating expenses (including costs of insurance, rentals, shut-in payments, title examination and curative actions, overhead costs at an aggregate rate of $510,000 per month, and Production Taxes attributable to production of Hydrocarbons from the Assets, but excluding Seller’s other Taxes) and capital expenditures (including bonuses, broker fees, and other Lease acquisition costs, costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, but excluding (without limitation) liabilities, losses, costs, expenses, and damages attributable to:

(i) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law;

(ii) obligations to plug wells, dismantle, decommission or remove facilities, clear sites, and/or restore the surface around such wells or facilities;

(iii) obligations to remediate any contamination of groundwater, surface water, soil, sediments, or Equipment;

(iv) title and environmental claims (including claims that Leases have terminated);

(v) claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production);

(vi) gas balancing and other production balancing obligations;

(vii) Casualty Loss; and

(viii) any claims for indemnification, contribution, or reimbursement from any third Person with respect to liabilities, losses, costs, and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.

(v) “Property Tax” means ad valorem, property, excise, and similar Taxes, excluding, however, Production Taxes, sales, use, and similar transfer Taxes, and Taxes based upon, measured by, or calculated with respect to, (i) net income, profits, capital, or similar measures; or (ii) multiple bases (including corporate, franchise, business and occupation, business license, or similar Taxes) if one or more of the bases on which such Tax is based, measured, or calculated is described in subsection (i) of this Section 1.2(v), in each case, together with interest, penalties, or additions to such Tax.

(w) “Restricted Area” means the Applicable Counties other than Howard County, Martin County, Dawson County, and Borden County, Texas.

(x) “Specified Individuals” means the Persons listed on Schedule 1.2(x).

(y) “Subsidiary” means any corporation, limited liability company, limited partnership, partnership, trust or other entity with respect to which another Person has the power, directly or indirectly through one or more intermediaries, to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or management committee or similar governing body of such entity.

(z) “Tax” means (i) federal, state, or local taxes, charges, fees imposts, levies, or other assessments, including all net income, gross receipts, franchise, capital, sales, use, ad valorem, value added, transfer, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, fees, assessments, and charges of any kind whatsoever; (ii) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Governmental Authority in connection with any item described in subsection (i); and (iii) any liability for any item described in subsections (i) and (ii), payable by reason of contract, assumption, transferee liability, operation of Law, or otherwise.

(aa) “Tax Items” means items of income, gain, loss, deduction, or credit.

(bb) “Transfer Taxes” means any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees, and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated by this Agreement.

1.3 Excluded Assets. Notwithstanding anything to the contrary in Section 1.2 or elsewhere in this Agreement, the “Assets” shall not include any rights with respect to the Excluded Assets. “Excluded Assets” means the following:

(a) the Excluded Records;

(b) copies of other Records retained by Seller pursuant to Section 12.7;

(c) Assets excluded from this Agreement pursuant to Section 3.4(a), 3.8(a), 3.12 or 3.13;

(d) all contracts of insurance and claims against insurers and other third Persons pending on or prior to the Effective Date;

(e) all trademarks, trade names, and other similar intellectual property;

(f) Seller’s interests in office leases and buildings, including Seller’s office lease in Midland, Texas, more specifically described on Schedule 1.3;

(g) any Tax refund or loss carry-forward (whether by payment, credit, offset, abatement, or otherwise, and together with any interest thereon) in respect of any Taxes for which Seller is liable for payment or required to indemnify Purchaser under Section 9.1 or 11.3(b)(i) (with respect to Section 11.2(c)), whether received before, on, or after the Effective Date, including Production Tax abatements relating to the designation by the Railroad Commission of Texas of any Property as “High Cost” pursuant to the terms of 16 TEX. ADMIN. CODE § 3.101;

(h) all indemnities and other claims against Persons (other than Seller and/or its Applicable Affiliates) for Taxes for which Seller or any of its Affiliates are liable for payment or required to indemnify Purchaser under Section 9.1 or 11.3(b)(i) (with respect to Section 11.2(c));

(i) costs and revenues associated with all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible for the Assets, which audit adjustments are paid or received prior to the Cut-Off Date;

(j) refunds relating to the overpayment of royalties by or on behalf of Seller to any Governmental Authority, to the extent relating to royalties paid with respect to Hydrocarbon production prior to the Effective Date, whether received before, on, or after the Effective Date;

(k) all office equipment, computers, cell phones, pagers and other hardware, personal property, and equipment that relate primarily to Seller’s business generally, even if otherwise relating the business conducted by Seller with respect to the Assets;

(l) pumper and foreman trucks and other vehicles; and

(m) any other assets, contracts or rights which are (i) not described or referred to in Section 1.2(d), or (ii) specifically described on Schedule 1.3 (whether or not described or referred to in Section 1.2(d)).

ARTICLE 2

PURCHASE PRICE

2.1 Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be One Billion Dollars ($1,000,000,000) (the “Unadjusted Purchase Price”), adjusted as provided in Section 2.3. Contemporaneously with the execution and delivery of this Agreement, Purchaser has delivered or caused to be delivered to an account (the “Escrow Account”) with Wells Fargo Bank, National Association (the “Escrow Agent”), a wire transfer in the amount equal to Fifty Million Dollars ($50,000,000) in same-day funds (the “Deposit”) to be held, invested, and disbursed in accordance with the terms of this Agreement and an escrow agreement of even date herewith among Seller, Purchaser, and Escrow Agent (the “Escrow Agreement”). At Closing, the Deposit and all interest earned thereon shall remain in the Escrow Account and become part of the Indemnity Holdback.

2.2 Allocation of Purchase Price.

(a) Schedule 2.2 sets forth the agreed allocation of the Unadjusted Purchase Price among the Assets. The “Allocated Value” for any Property equals the portion of the Unadjusted Purchase Price that is allocated to such Property on Schedule 2.2. The Allocated Value of each Property shall be increased or decreased following the Closing pursuant to Section 8.4 by a share of each adjustment to the Unadjusted Purchase Price under Sections 2.3(c), (d), (e), and (f). The share of each such adjustment allocated to a particular Property shall be obtained by allocating that adjustment among the various Properties on a pro-rata basis in proportion to the Unadjusted Purchase Price allocated to each such Property on Schedule 2.2. Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values.

(b) On or before the date of the final settlement of the Purchase Price pursuant to Section 8.4(b) or 8.4(c), as applicable, the Parties shall allocate, in accordance with Section 1060 of the Code, the Purchase Price (plus other capitalized costs) among the Assets. For purposes of such allocation, the Parties shall use the Allocated Values. Purchaser shall provide a proposed allocation to Seller, and thereafter, the Parties shall act in good faith and reasonably cooperate to agree upon the final allocation (as finalized, the “Tax Allocation Schedule”). Each of the Parties (or its applicable Affiliate) shall file a Form 8594 (Asset Acquisition Statement under Section 1060 of the Code) on a timely basis, reporting the allocation of the Purchase Price (plus other capitalized costs) consistent with the Tax Allocation Schedule. Each of the Parties (or its applicable Affiliate) shall file, on a timely basis, any amendments required to such Form 8594 as a result of a subsequent increase or decrease in the Purchase Price pursuant to this Agreement. Except as required by Law, none of the Parties (or their applicable Affiliates) shall take any position on its Tax Returns that is inconsistent with the allocation of the Purchase Price (plus other capitalized costs) as so agreed or as adjusted.

2.3 Adjustments to Purchase Price. The Unadjusted Purchase Price shall be adjusted as follows, but (i) in the case of Sections 2.3(c), (d), (e), and (g), only to the extent identified on or before the Cut-Off Date; and (iii) in the case of Section 2.3(f), only to the extent paid or received on or before the Cut-Off Date:

(a) decreased or increased, as appropriate, in accordance with Section 3.8;

(b) decreased as a consequence of Assets excluded from the transactions contemplated by this Agreement as set forth in Sections 3.4(a), 3.12, or 3.13;

(c) with respect to production, pipeline, storage, processing, or other imbalances or overlifts, decreased (for amounts owed by Seller to any third Person) or increased (for amounts owed by any third Person), as applicable, (A) in the case of gas, on the basis of Three Dollars and Twenty-Five Cents ($3.25) per MMBtu (B) in the case of crude oil, on the basis of One Hundred Dollars ($100.00) per barrel; or (C) by an amount agreed to in writing by the Parties;

(d) increased by the aggregate amount of crude oil inventories from the Properties in storage on the Effective Date (excluding line fill and tank fill) and produced for the account of Seller with respect to the Properties prior to the Effective Date, multiplied by the Contract price therefor, or, if there is no applicable Contract, by the amount actually received for each such barrel;

(e) increased by the net amount of all prepaid expenses (including prepaid insurance costs, Production Taxes; bonuses; rentals; and cash calls to third Person operators) paid by Seller or its Affiliates and attributable to the period of time from and after the Effective Date;

(f) adjusted for proceeds and other income attributable to the Assets, Property Costs, and certain other costs attributable to the Assets as follows:

(i) decreased by an amount equal to the aggregate amount of the following proceeds received by Seller or its Affiliates:

(A) amounts earned from the sale of Hydrocarbons produced from, or attributable to, the Properties during the period from and including the Effective Date through but excluding the Closing Date (the “Adjustment Period”) (net of any (x) royalties, overriding royalties, and other burdens payable out of production of oil, gas, or other Hydrocarbons or the proceeds thereof that are not Property Costs of the type described in Section 2.3(f)(ii); (y) gathering, processing, and transportation costs paid in connection with sales of oil, gas, or other Hydrocarbons that are not included as Property Costs under Section 2.3(f)(ii); and (z) Production Taxes and any other Property Costs, that in any such case are deducted by the purchaser of production and excluding the effects of any futures, options, swaps, or other derivatives); and

(B) other income earned with respect to the Assets during the Adjustment Period, including amounts owed by third Persons for overhead costs related to the Assets (provided that, for purposes of this Section 2.3(f), no adjustment shall be made for funds received by Seller for the account of third Persons and to which Seller does not become entitled prior to the Cut-Off Date and excluding the effects of any futures, options, swaps, or other derivatives);

(ii) increased by an amount equal to the amount of all Property Costs and other amounts which are incurred in the ownership and operation of the Assets during the Adjustment Period but paid by or on behalf of Seller or any of its Affiliates on or prior to the Cut-Off Date (including overhead costs as set forth in Section 1.2(u)), except in each case (A) any costs already deducted in the determination of proceeds in Section 2.3(f)(i), and (B) Taxes (other than Production Taxes);

(g) decreased by the amount of royalty, overriding royalty, and other burdens payable out of production of Hydrocarbons from the Properties or the proceeds thereof to third Persons but held in suspense by Seller at the Closing, to the extent such funds are not transferred to Purchaser’s control at the Closing; and

(h) increased by the amount set forth on Schedule 2.3(h), which amount represents those bonuses, broker fees, delay rentals, and other costs relating to the acquisition and maintenance of Leases that were acquired on or after January 1, 2012.

2.4 Certain Ordinary-Course Costs and Revenues.

(a) With respect to revenues earned or Property Costs incurred with respect to the Assets prior to the Effective Date but received or paid after the Effective Date:

(i) Seller shall be entitled to all amounts earned from the sale, during the period up to but excluding the Effective Date, of Hydrocarbons produced from, or attributable to, the Properties, which amounts are received after Closing but prior to the Cut-Off Date (net of any (A) royalties, overriding royalties, and other burdens payable out of production of Hydrocarbons or the proceeds thereof that are not Property Costs of the type described in Section 2.4(a)(ii); (B) gathering, processing, and transportation costs paid in connection with sales of Hydrocarbons that are not Property Costs of the type described in Section 2.4(a)(ii); and (C) Production Taxes and other Property Costs, that in any such case are deducted by the purchaser of production), and to all other income earned with respect to the Assets up to but excluding the Effective Date and received after Closing but on or before the Cut-Off Date.

(ii) Seller shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred prior to the Effective Date; provided, however, that Seller’s responsibility for the foregoing shall terminate on the Cut-Off Date (except to the extent the same constitute a Retained Obligation).

(iii) Seller shall be entitled to amounts found to be owed to Seller resulting from joint interest audits and other audits of Property Costs covering periods prior to the Effective Date and for which Seller is responsible pursuant to Section 11.2(h), regardless whether such amounts are received prior to, on or after the Cut-Off Date.

(b) Without duplication of any adjustments made pursuant to Section 2.3(f), should a Party or its Affiliates receive after Closing any proceeds or other income to which the other Party is entitled under Section 2.3 or Section 2.4(a), the receiving Party shall fully disclose, account for, and promptly remit the same (unless there will be a Purchase Price adjustment therefor) to the other Party.

(c) Without duplication of any adjustments made pursuant to Section 2.3(f), should a Party, or any Affiliate of a Party, pay after Closing any Property Costs for which the other Party is responsible under Sections 2.3, 2.4(a), 11.1, or 11.2 such Party shall be reimbursed by the other Party promptly after receipt of such Party’s invoice therefor, accompanied by copies of the relevant vendor or other invoice and proof of payment.

(d) Subject to Section 2.4(a)(iii), Seller shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from, or attributable to, the Properties and other income earned with respect to the Assets, and no further responsibility for Property Costs incurred with respect to the Assets, to the extent such amounts have not been received or paid, respectively, on or before the Cut-Off Date (except to the extent the same constitute a Retained Obligation).

(e) All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid or received under this Agreement.

2.5 Procedures.

(a) For purposes of allocating production (and accounts receivable with respect thereto), under Section 2.3 and Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they are produced into the tank batteries related to each Well, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. Seller shall use reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging or strapping data are not available.

(b) Surface use or damage fees, insurance premiums (and refunds thereof), and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Date. Production Taxes and similar Taxes measured by units of production, and severance Taxes, shall be prorated based on the amount of Hydrocarbons actually produced, purchased or sold, as applicable, prior to, and on and after, the Effective Date.

(c) After Closing, Seller shall handle all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible under Section 2.4, provided that Seller shall not agree to any adjustments to previously assessed costs or any compromise of any audit claims which, in each case, could affect the Property Costs for which Purchaser is liable hereunder, without the prior written consent of Purchaser, such consent not to be unreasonably withheld. Each Party shall provide the other Party with a copy of all applicable audit reports and written audit agreements received by such Party and relating to periods for which the other Party is partially responsible.

(d) “Earned” and “incurred,” as used in Section 2.4 and Section 2.3(f), shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles.

(e) Seller and its Affiliates shall not be required to balance in kind with respect to any imbalances existing as of Closing or turn over physical inventories of

Hydrocarbons that have been sold prior to Closing, it being understood and agreed that Purchaser’s rights with respect to any such Assets shall be satisfied pursuant to Section 2.3(c) and Section 2.4.

ARTICLE 3

TITLE AND ENVIRONMENTAL MATTERS

3.1 Purchaser’s Title Review.

(a) From and after the date of this Agreement, and pursuant and subject to the terms of Sections 6.1 and 6.5, Purchaser shall have the right to conduct a review of Seller’s title to the Assets. The provisions of this Article 3 and the special warranty of title in the Assignment and Bill of Sale provide Purchaser’s exclusive remedy with respect to any Title Defects or other deficiencies or defects in Seller’s title to the Properties.

(b) Purchaser’s rights with respect to title to the Properties pursuant to this Article 3 is limited to the Properties shown on Exhibit A-2, and Seller hereby expressly disclaims and negates any and all warranties of title whatsoever, whether express, implied, statutory, or otherwise, except for the special warranty of title in the Assignment and Bill of Sale.

(c) The Assignment and Bill of Sale to be executed and delivered by the Parties at Closing (the “Assignment and Bill of Sale”) shall be in the form attached hereto as Exhibit B, and shall contain a special warranty of title to the Properties by, through, and under Seller, but not otherwise, subject to the Permitted Encumbrances. Purchaser shall not be entitled to protection under Seller’s special warranty of title in the Assignment and Bill of Sale against any Title Defect reported by Purchaser to Seller pursuant to this Article 3.

3.2 Definition of Defensible Title.

(a) As used in this Agreement, the term “Defensible Title” means that title of Seller which, subject to the Permitted Encumbrances:

(i) entitles Seller to receive (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, or other similar burdens on or measured by production of Hydrocarbons), not less than the “net revenue interest” share shown in Exhibit A-2 of all Hydrocarbons produced, saved, and marketed from a Property throughout the productive life of such Property, except decreases in connection with those operations in which Seller becomes a nonconsenting co-owner after the date of this Agreement, decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elected, after the date of this Agreement, not to consent, decreases resulting from the establishment or amendment of pools or units, after the date of this Agreement, decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, to the extent set forth on Schedule 4.7, and except as stated in Exhibit A-2;

(ii) obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, any Property not greater than the “working interest” shown in Exhibit A-2 without increase throughout the productive life of such Property, except as stated in Exhibit A-2 and except increases after the date of this Agreement resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or applicable Law and increases that are accompanied by at least a proportionate increase in Seller’s net revenue interest; and

(iii) is free and clear of liens, encumbrances, obligations, or defects, other than Permitted Encumbrances.

(b) As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, obligation, or defect, including a discrepancy in net revenue interest or working interest, that causes Seller’s title to any Property described on Exhibit A-2 to be less than Defensible Title. As used in this Agreement, the term “Title Benefit” means any right, circumstance, or condition that operates to (i) increase the net revenue interest of Seller in any Property above that shown on Exhibit A-2, without causing a greater than proportionate increase in Seller’s working interest above that shown in Exhibit A-2, or (ii) decrease the working interest or expense-bearing interest of Seller in any Property below that shown on Exhibit A-2 without causing a proportionate or greater than proportionate decrease in Seller’s net revenue interest.

3.3 Definition of Permitted Encumbrances. As used in this Agreement, the term “Permitted Encumbrances” means any or all of the following:

(a) lessors’ royalties and any overriding royalties, reversionary interests, back-in interests, and other burdens to the extent that they do not, individually or in the aggregate, reduce Seller’s net revenue interest below that shown in Exhibit A-2 or increase Seller’s working interest above that shown in Exhibit A-2 without a corresponding increase in the net revenue interest;

(b) all leases, unit agreements, pooling agreements, operating agreements, production sales contracts, division orders, farmouts, exploration agreements, carried interests, sales agreements, royalty or overriding royalty agreements, and other contracts, agreements, and instruments applicable to the Assets, including provisions for penalties, suspensions, or forfeitures contained therein, to the extent that they do not, individually or in the aggregate, (i) reduce Seller’s net revenue interest below that shown in Exhibit A-2 or increase Seller’s working interest above that shown in Exhibit A-2 without a corresponding increase in net revenue interest, or (ii) materially interfere with, diminish or detract from the operation, development, ownership or value of the Properties, as currently owned and operated, or as contemplated to be owned or operated by Purchaser consistent with Schedule 2.2;

(c) rights of first refusal, preferential rights to purchase, and similar rights with respect to the Assets;

(d) third Person consent requirements and similar restrictions (i) that are not applicable to the sale of the Assets contemplated by this Agreement, (ii) if waivers or consents are obtained from the appropriate Persons prior to the Closing Date, (iii) if the appropriate time period for asserting the right has expired, (iv) which are not Material Consents; or (v) that relate to Excluded Records or other Excluded Assets;

(e) liens for Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions; provided, in each case, that Seller is obligated to pay such Taxes and/or assessments pursuant to this Agreement, the Parties acknowledging that this Section 3.3(e) does not modify the Parties’ agreement with respect to Taxes pursuant to Article 9;

(f) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions; provided, in each case, that Seller is obligated to pay the costs relating to such liens pursuant to this Agreement, the Parties acknowledging that this Section 3.3(f) does not modify the Parties’ agreement with respect to Property Costs pursuant to Section 2.4;

(g) all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(h) with respect to the Leases listed on Schedule 3.3 only, failure of the records of any Governmental Authority (including the United States Bureau of Land Management) to reflect Seller as the owner of a Property, provided that the instruments evidencing the chain of title to Seller with respect to such Leases are recorded in the real property, conveyance, or other records of the applicable county;

(i) failure to record Leases issued by the United States Bureau of Land Management or the State of New Mexico in the real property, conveyance, or other records of the county in which such Leases are located; provided that (i) such Leases are recorded with the United States Bureau of Land Management or the State of New Mexico, as applicable, and (ii) the instruments evidencing the chain of title to Seller with respect to such Leases are recorded in the real property, conveyance, or other records of the applicable county;

(j) rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(k) easements, rights-of-way, covenants, servitudes, permits, surface leases, and other rights to use the surface, to the extent that they do not, and will not, materially impair the use, value, ownership, or operation of any Property (as currently used, owned, or operated);

(l) any lien, charge, or other encumbrance which is expressly waived, assumed, bonded, or paid by Purchaser on or prior to Closing or which is discharged by Seller at or prior to Closing;

(m) failure to recite marital status in a document executed prior to the year 2001 or omissions of successors or heirship or estate proceedings occurring prior to the year 2001, unless Purchaser provides reasonable evidence that such failure has resulted in another Person’s superior claim of title to the relevant Property;

(n) lack of a survey, unless a survey is required by Law or unless Purchaser provides reasonable evidence that such lack has resulted in another Person’s superior claim of title to the relevant Property;

(o) any failure of the records of any Person to reflect sufficient production or operations prior to the year 2006 absent reasonable evidence that such failure has caused the applicable Lease to terminate or expire or would result in the termination of such Lease pending only action by the lessor under such Lease;

(p) all rights reserved to, or vested in, any Governmental Authorities to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income, or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license, or permit issued by any Governmental Authority;

(q) matters based solely on assertions that Seller’s (or the applicable operator’s) files lack information (including title opinions);

(r) lack of evidence of, or other defects with respect to, authorization, execution, delivery, acknowledgment, or approval of any instrument in Seller’s chain of title absent reasonable evidence of superior title from a third Person attributable to such matter;

(s) matters for which the applicable statute of limitations for assertion thereof has expired (including title by limitations or adverse possession);

(t) unreleased instruments executed prior to the year 2001 (including prior leases covering Hydrocarbons) absent reasonable evidence that such instruments continue in force and effect and constitute a superior claim of title to a Well or Unit;

(u) any matters specifically identified on Schedule 3.3; and

(v) any other liens, charges, encumbrances, defects, or irregularities which (i) do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the use or ownership of, the Assets subject thereto or affected thereby (as currently used or owned) and (ii) are of a type that, if they appeared as a comment, exception, or requirement in a title opinion, would be waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties.

3.4 Environmental Assessment; Environmental Defects.

(a) From and after the date of this Agreement, and subject to the terms of Sections 6.1 and 6.5, Purchaser shall have the right to conduct, or cause a reputable environmental consulting or engineering firm (the “Environmental Consultant”) to conduct, an environmental review of the Assets (the “Environmental Review”). Seller shall use commercially reasonable efforts to obtain permission from the operator of each Asset for Purchaser or the Environmental Consultant to conduct the Environmental Review; provided, however, that Seller shall have no liability to Purchaser for failure to obtain such operator’s permission, and Seller shall not be required to make any payments or undertake any obligations for the benefit of any other Person with respect to such access. Seller shall have the right to have one or more representatives accompany Purchaser and the Environmental Consultant at all times during the Environmental Review. The Environmental Review shall not include any sampling, boring, operation of Equipment, or other invasive activity on the Assets without the prior written consent of Seller (which consent shall not be unreasonably denied or conditioned) and any applicable third Person operator. Should Seller or any such third Person operator not provide its consent to any such invasive activity, Purchaser shall have the right, at its sole discretion, to exclude the affected Assets from the transactions contemplated by this Agreement in which case the Purchase Price shall be reduced by the Allocated Value of such Assets and such Assets shall become Excluded Assets for all purposes hereunder. In performing its Environmental Review, Purchaser shall (and shall cause the Environmental Consultant to): (i) perform all work in a safe and workmanlike manner; (ii) perform all work in such a way as to not unnecessarily and unreasonably interfere with the operation of the Assets; (iii) comply with all applicable Laws; and (iv) at its sole cost, risk, and expense, restore the Assets to their condition prior to the commencement of the Environmental Review.

(b) Purchaser shall provide copies of any final environmental reports generated by the Environmental Consultant to Seller promptly after receipt thereby by Purchaser. Within three (3) Business Days following the date of this Agreement, Seller shall provide Purchaser copies of all final environmental reports generated by Seller’s or its Affiliates’ consultants engaged in connection with Seller’s ownership or acquisition of the Assets, and Seller shall allow Purchaser to discuss such reports with such consultants. Except (i) as may be required or permitted pursuant to the exercise of the rights and fulfillment of the obligations of a Party under this Agreement, (ii) as may be required by applicable Law, (iii) for information which is or becomes public knowledge through no fault of the Person against whom this sentence is sought to be enforced, or (iv) as may be required by a Party in order to defend or prosecute any claim or cause of action related to the Assets. Purchaser and Seller and their respective Affiliates shall maintain, and shall cause their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors to maintain, all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters obtained or generated from or attributable to the Environmental Review or disclosed to Purchaser or the Environmental Consultant pursuant to this Section 3.4(b) (the “Environmental Information”) strictly confidential, and shall not disclose all or any portion of the Environmental Information to any third Person without the consent of Purchaser or Seller, as applicable, which consent shall not be unreasonably withheld or delayed. Each Party shall be responsible for the compliance of its Affiliates, and its and their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors with the immediately preceding sentence. If this Agreement is terminated prior to the Closing, Purchaser shall, promptly upon the receipt of a written request from Seller, deliver, or return, as applicable, the Environmental Information to Seller, which Environmental Information shall become the sole property of Seller. Upon Closing, the confidentiality obligation contained in this Section 3.4(b) shall no longer be binding on Purchaser, its Affiliates and their respective officers, directors, employees, contractors, consultants (including the Environmental Consultant), and other advisors.

(c) Purchaser acknowledges that the Assets have been used for the exploration, development, and production of Hydrocarbons and that there may be petroleum,

produced water, wastes, or other substances or materials located in, on, or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain hazardous materials, including naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain hazardous materials, including NORM. Hazardous materials, including NORM, may have come into contact with various environmental media, including water, soils, or sediment. Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, but subject to Section 11.2(g), Seller makes no, and hereby disclaims any, representation or warranty, express or implied, with respect to the presence or absence of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and Hydrocarbons in or on the Properties or Equipment in quantities typical for oilfield operations in the areas in which the Assets are located.

3.5 Environmental Defects. As used in this Agreement, the term “Environmental Defect” means any condition, matter, obligation, circumstance with respect to the Assets that constitutes, or arises from, or relates to, (a) a violation of Environmental Law, or (b) the existence of any environmental pollution, contamination, degradation, damage or claim of injury caused by or related to the ownership, use or operation of such Assets (i) for which monitoring, investigation, or remedial or corrective action is (A) required pursuant to Environmental Laws (or if known to an applicable Governmental Authority, would be required) or (B) required as of the date of this Agreement and/or Closing pursuant to the express terms of a Lease or pursuant to a Contract binding on Seller or the Assets or (ii) for which there is liability for investigatory costs, remedial or corrective action costs, fines, or penalties under Environmental Law or any such Lease or Contract.

3.6 Notice of Title and Environmental Defects and Benefits; Adjustment.

(a) To assert a claim arising out of a Title Defect, Purchaser must deliver a defect claim notice or notices to Seller on or before 5:00 p.m. local time in Houston, Texas, on June 20, 2012 (the “Defect Claim Date”). Each such notice shall be in writing and shall include:

(i) a description of the alleged Title Defect(s);

(ii) the Property or Properties affected;

(iii) the Allocated Values of the Property or Properties subject to the alleged Title Defect(s);

(iv) copies of supporting documents, to the extent in Purchaser’s possession, reasonably necessary for Seller (as well as any attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s); and

(v) the amount by which Purchaser reasonably believes the Allocated Values of those Properties are reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser’s belief is based.

WITHOUT LIMITATION OF PURCHASER’S RIGHTS PURSUANT TO THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT AND BILL OF SALE, PURCHASER SHALL BE DEEMED TO HAVE WAIVED ALL TITLE DEFECTS OF WHICH SELLER HAS NOT BEEN GIVEN NOTICE PURSUANT TO SECTION 3.6(A) ON OR BEFORE THE DEFECT CLAIM DATE.

(b) Seller may, on or before the Defect Claim Date, deliver to Purchaser a notice including:

(i) a description of the Title Benefit;

(ii) the Properties affected;

(iii) the Allocated Values of the Properties subject to such Title Benefit; and

(iv) the amount by which Seller reasonably believes the Allocated Values of those Properties are increased by the Title Benefit, and the computations and information upon which Seller’s belief is based.

SELLER SHALL BE DEEMED TO HAVE WAIVED ALL TITLE BENEFITS OF WHICH PURCHASER HAS NOT BEEN GIVEN NOTICE PURSUANT TO SECTION 3.6(B) ON OR BEFORE THE DEFECT CLAIM DATE.

(c) To assert a claim for an Environmental Defect, Purchaser must, on or before the Defect Claim Date, deliver to Seller one or more notices relating to Environmental Defects, which notices shall be in writing and shall include:

(i) a description of the Environmental Defect, including the specific facts and basis under Environmental Law that substantiate such alleged Environmental Defect;

(ii) the Assets affected;

(iii) such supporting documentation and Environmental Information, to the extent in Purchaser’s possession, as is reasonably necessary for Seller (as well as any consultant hired by Seller) to verify the existence of the alleged Environmental Defects; and

(iv) an estimate of the Environmental Defect Amount (as calculated pursuant to Section 3.9(c)) associated with the alleged Environmental Defect, and the information and computations on which such estimate is based.

EXCEPT AS SET FORTH IN SECTION 11.2(G), PURCHASER SHALL BE DEEMED TO HAVE WAIVED ALL ENVIRONMENTAL DEFECTS OF WHICH SELLER HAS NOT BEEN GIVEN NOTICE PURSUANT TO THIS SECTION 3.6(C) ON OR BEFORE THE DEFECT CLAIM DATE.

3.7 Cure.

(a) Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, risk, and expense, to cure, on or before one hundred twenty (120) days after the Closing Date, any alleged Title Defects of which Seller has been advised by Purchaser pursuant to Section 3.6(a) if Seller provides written notice to Purchaser of its intent to cure such alleged Title Defects on or before the Closing Date. The election by Seller to cure one or more such alleged Title Defects shall not affect the Title Defect Amounts and Title Benefit Amounts used to determine the Closing Payment pursuant to Section 3.10(a) or the rights and obligations of the Parties under Section 3.10 with respect to dispute resolution. Seller’s election to cure an alleged Title Defect shall not constitute a waiver of any of the rights of Seller pursuant to this Article 3, including Seller’s right to dispute the existence, nature, or value of such Title Defect.

(b) Subject to the determination by the Title Arbitrator of the existence or Title Defect Amount with respect to a Title Defect which Seller has elected to cure, to the extent any such Title Defect is not cured on or before one hundred twenty (120) days after the Closing Date, the adjustment required under Section 3.8 shall be made pursuant to Section 8.4(b).

(c) Any dispute relating to whether and to what extent a Title Defect has been cured shall be resolved as set forth in Section 3.10, except that any such matter shall be submitted to the Title Arbitrator on or before ten (10) Business Days after the date described in Section 3.7(a); provided, however, that any prior or concurrent determination by a Title Arbitrator with respect to Title Defects (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute) which Seller has elected to cure pursuant to this Section 3.7 shall be binding on the Parties with respect to such Title Defect (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute).

3.8 Adjustment for Title Defects and Benefits and Environmental Defects.

(a) With respect to each Asset affected by Title Defects or Environmental Defects reported under Section 3.6(a) or 3.6(c), such Asset shall be assigned at Closing subject to all uncured Title Defects and Environmental Defects, and the Purchase Price shall be reduced by (i) in the case of Title Defects, an amount determined pursuant to Section 3.9(a) (the “Title Defect Amount”), and (ii) in the case of an Environmental Defect, an amount determined pursuant to Section 3.9(c) (the “Environmental Defect Amount”). If (A) the Environmental Defect Amount for an Asset exceeds the Allocated Value of the Asset, or (B) Purchaser claims an Environmental Defect with respect to the issue disclosed on Schedule 3.8, then, in each case, either Party may elect, prior to the Closing, to exclude such Asset from the transactions contemplated by this Agreement in which case the Purchase Price shall be reduced by the Allocated Value of such Asset and such Asset shall become an Excluded Asset for all purposes hereunder; provided, however that the removal of any such Asset pursuant to Section 3.8(a)(A) shall not be taken into account in determining whether the Aggregate Deductible has been met or exceeded.

(b) With respect to each Property affected by Title Benefits reported under Section 3.6(b), there shall be an offset to Title Defects by an amount determined pursuant to Section 3.9(b) (the “Title Benefit Amount”).

(c) EXCEPT AS SET FORTH IN THE SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT AND BILL OF SALE OR IN SECTION 11.2(g), SECTION 3.8(A) SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BE THE EXCLUSIVE RIGHT AND REMEDY OF PURCHASER WITH RESPECT TO TITLE DEFECTS AND OTHER DEFICIENCIES IN TITLE TO THE ASSETS AND ANY ENVIRONMENTAL DEFECTS AND THE ENVIRONMENTAL CONDITION OF THE PROPERTIES. EXCEPT AS PROVIDED IN SECTION 3.6(A) AND SECTION 3.6(C) AND THE SPECIAL WARRANTY OF TITLE CONTAINED IN THE ASSIGNMENT AND BILL OF SALE, IF CLOSING OCCURS, PURCHASER RELEASES, REMISES, AND FOREVER DISCHARGES SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, SHAREHOLDERS, INTEREST OWNERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO, OR ARISING OUT OF, ANY TITLE DEFECT, ENVIRONMENTAL DEFECT, OR OTHER DEFICIENCY IN TITLE TO, OR THE ENVIRONMENTAL CONDITION OF, ANY ASSET.

3.9 Calculation of Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts ..

(a) The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i) if Purchaser and Seller agree in writing upon the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance, or other charge which is liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from Seller’s interest in the affected Property;

(iii) if the Title Defect represents a discrepancy between (A) the net revenue interest for any Property and (B) the net revenue interest or percentage stated on Exhibit A-2, then the Title Defect Amount shall be the product of the Allocated Value of such Property multiplied by a fraction, the numerator of which is the decrease in Seller’s net revenue interest and the denominator of which is Seller’s net revenue interest stated on Exhibit A-2; provided, however, that if the Title Defect does not affect the Property throughout its entire productive life, the Title Defect Amount determined under this Section 3.9(a)(iii) shall be reduced to take into account the applicable time period only;

(iv) if the Title Defect represents an obligation, encumbrance, burden, or charge upon, or other defect in title to, the affected Property of a type not described in subsections (i), (ii), or (iii), above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property affected by the Title Defect, the legal effect of the Title Defect, the potential discounted economic effect of the Title Defect over the productive life of the affected Property, the values placed upon the Title Defect by Purchaser and Seller, the age of the factual matters causing or constituting the alleged Title Defect, and such other factors as are necessary to make a proper evaluation;

(v) the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder or for which Purchaser otherwise receives credit in the calculation of the Purchase Price; and

(vi) notwithstanding anything to the contrary in this Article 3:

(A) the aggregate of all Title Defect Amounts shall be reduced by the aggregate of all Title Benefit Amounts prior to determination of whether there will be an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(a)(vi)(D).

(B) an individual claim for a Title Defect for which a claim notice is given prior to the Defect Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Defect Amount with respect thereto exceeds Forty Thousand Dollars ($40,000);

(C) the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Property shall not exceed the Allocated Value of such Property; and

(D) there shall be no adjustment to the Purchase Price for Title Defects unless and until (x) the aggregate of all Title Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(a)(vi)(B), less (y) the aggregate of all Title Benefit Amounts that would generate an offset to Title Defects pursuant to Section 3.9(b)(iv), plus (z) the aggregate of all Environmental Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(c)(iv)(A), exceeds two and one half percent (2.5%) of the Unadjusted Purchase Price (the “Aggregate Deductible”), and then only to the extent that such aggregate amount exceeds the Aggregate Deductible.

(b) The Title Benefit Amount resulting from a Title Benefit shall be determined as follows:

(i) if Purchaser and Seller agree in writing upon the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a discrepancy between (A) the net revenue interest for any Property and (B) the net revenue interest or percentage stated with respect to such Property on Exhibit A-2, the Title Benefit Amount shall be the product of the Allocated Value of the affected Property multiplied by a fraction, the numerator of which is the net revenue interest increase and the denominator of which is the net revenue interest stated on Exhibit A-2; provided, however, that if the Title Benefit does not affect a Property throughout the entire productive life of the Property, the Title Benefit Amount determined under this Section 3.9(b)(ii) shall be reduced to take into account the applicable time period only;

(iii) if a Title Benefit represents a right, circumstance, or condition of a type not described in subsections (i) or (ii), the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property so affected, the legal effect of the Title Benefit, the potential discounted economic effect of the Title Benefit over the productive life of any affected Property, the values placed upon the Title Benefit by Purchaser and Seller, and such other factors as are necessary to make a proper evaluation; and

(iv) notwithstanding anything to the contrary in this Article 3, (x) an individual claim for a Title Benefit shall only generate an offset to Title Defects if the Title Benefit Amount with respect thereto exceeds Forty Thousand Dollars ($40,000) and (y) such Title Benefits shall only serve to offset Title Defects as provided in this Agreement.

(c) The Environmental Defect Amount resulting from an Environmental Defect shall be determined as follows:

(i) if Purchaser and Seller agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;

(ii) the Environmental Defect Amount shall include, but shall not exceed, the reasonable and necessary cost of the response that addresses the applicable Environmental Defect to the extent required by applicable Environmental Laws, Leases and/or Contracts, as applicable (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a result of such response);

(iii) the Environmental Defect Amount with respect to an Environmental Defect shall be determined without duplication of any costs or losses included in another Environmental Defect Amount or adjustment to the Purchase Price hereunder; and

(iv) notwithstanding anything to the contrary in this Article 3:

(A) an individual claim for an Environmental Defect shall only generate an adjustment to the Unadjusted Purchase Price if the Environmental Defect Amount with respect thereto exceeds Forty Thousand Dollars ($40,000); and

(B) there shall be no adjustment to the Unadjusted Purchase Price for Environmental Defects unless and until the aggregate of (x) the aggregate of all Environmental Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to Section 3.9(c)(iv)(A), plus (y) the aggregate of all Title Defect Amounts which would generate an adjustment to the Unadjusted Purchase Price pursuant to

Section 3.9(a)(vi)(B), less (z) the aggregate of all Title Benefit Amounts that would generate an offset to Title Defects pursuant to Section 3.9(b)(iv), exceeds the Aggregate Deductible, and then only to the extent that such aggregate amount exceeds the Aggregate Deductible.

3.10 Dispute Resolution.

(a) Seller and Purchaser shall attempt to agree upon all Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts on or before the Closing Date. If Seller and Purchaser are unable to agree by that date, then the Parties shall use the average of Seller’s reasonable estimate and Purchaser’s reasonable estimate to determine the Closing Payment pursuant to Section 8.4, and the Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to Sections 3.10(b) and 3.10(d) with respect to Title Defect Amounts and Title Benefit Amounts, and Sections 3.10(c) and 3.10(d) with respect to Environmental Defect Amounts.

(b) With respect to disputed Title Defect Amounts and Title Benefit Amounts, on or before a date that is ten (10) Business Days following the Closing Date, Purchaser shall submit all Title Defect Amounts and Title Benefit Amounts in dispute to a title attorney with at least ten (10) years’ experience in oil and gas titles in the state in which the applicable Property or Properties are located, as selected by mutual agreement of Purchaser and Seller (the “Title Arbitrator”). If Purchaser and Seller have not agreed upon an alternate Person to serve as Title Arbitrator during such ten (10) Business Day period, Purchaser shall, within ten (10) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Title Arbitrator. The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. If Purchaser has not submitted such disputed Title Defect Amounts and Title Benefit Amounts in dispute to the Title Arbitrator or the Houston, Texas office of the American Arbitration Association, as applicable, within the relevant time periods set forth above, Purchaser shall be deemed to have waived its dispute of such Title Defect Amounts and Title Benefit Amounts.

(c) With respect to disputed Environmental Defect Amounts, on or before a date that is ten (10) Business Days following the Closing Date, Purchaser shall submit all Environmental Defect Amounts in dispute to a reputable environmental consultant or engineer with at least ten (10) years’ experience in corrective environmental action regarding oil and gas properties in the state in which the applicable Asset or Assets are located, as selected by mutual agreement of Purchaser and Seller (the “Environmental Arbitrator”). If Purchaser and Seller have not agreed upon a Person to serve as Environmental Arbitrator during such ten (10) Business Day period, Purchaser shall, within ten (10) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Environmental Arbitrator. The Environmental Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. If Purchaser has not submitted such disputed Environmental Defect Amounts in dispute to the Environmental Arbitrator or the Houston, Texas office of the American Arbitration Association, as applicable, within the relevant time period set forth above, Purchaser shall be deemed to have waived its dispute of such Environmental Defect Amounts.

(d) In each case above, the arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 3.10. The Title Arbitrator’s or Environmental Arbitrator’s determination, as applicable, shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making their respective determinations, the Title Arbitrator and the Environmental Arbitrator shall be bound by the provisions of this Article 3 and may consider such other matters as, in the opinion of the Title Arbitrator or Environmental Arbitrator (as applicable), are necessary or helpful to make a proper determination. The Title Arbitrator and Environmental Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including petroleum engineers. The Title Arbitrator and Environmental Arbitrator shall act as experts for the limited purpose of determining the specific disputed Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own legal fees and other costs of presenting their respective cases. Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator and Environmental Arbitrator, and Seller shall be responsible for the remaining one-half of the costs and expenses.

3.11 Notice to Holders of Consent and Preferential Purchase Rights. Promptly after the date hereof, but in any event within ten (10) days after the date hereof, Seller shall prepare and send (a) notices to the holders of any required consents to assignment that are set forth on Schedule 4.8 requesting consents to the transactions contemplated by this Agreement and (b) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 4.8 in compliance with the terms of such rights and requesting waivers of such rights. Seller shall not be required to make any payments or undertake any obligations for the benefit of the holders of such rights in order to obtain the required consents and waivers. Purchaser shall cooperate with Seller in seeking to obtain such consents, approvals, permissions, and waivers.

3.12 Consent Requirements.

(a) In no event shall there be transferred at Closing any Asset for which a consent requirement, the express terms of which (i) provide that any transfer of the Asset without the consent (or the payment of a fee which has not been paid, or agreed to be paid, by Purchaser) (A) will result in a termination of any material rights in relation to the Asset, or (B) is void or voidable, or (ii) do not provide that the counterparty shall be reasonable when granting or withholding its consent (a “Material Consent”), has not been satisfied, other than Material Consents and approvals of Governmental Authorities customarily obtained after Closing. Seller shall deliver a written notice to Purchaser on or before ten (10) Business Days prior to the Target Closing Date setting forth each Material Consent requirement which, as of such date, has not been satisfied or waived.

(b) In cases in which the Asset subject to such an unobtained Material Consent is an Asset other than a Property, and Purchaser is assigned the Property or Properties to which such Asset relates, but such Asset is not transferred to Purchaser due to the unwaived Material Consent requirement, the Parties shall continue after Closing to use commercially reasonable efforts to obtain the Material Consent so that such Asset can be transferred to Purchaser upon receipt of the Material Consent, and, if permitted pursuant to applicable Law and agreement, such Asset shall be held by Seller for the benefit of Purchaser, Purchaser shall pay all amounts due thereunder or with respect thereto, and Purchaser shall be responsible for the performance of any obligations under or with respect to such Asset to the extent that Purchaser has been transferred the Assets necessary to such performance until the applicable Material Consent is obtained.

(c) In cases in which the Asset subject to such a Material Consent requirement is a Property and the third Person consent to the transfer of such Property is not obtained by Closing, Purchaser may elect to (i) treat the unsatisfied consent requirements as a Title Defect and receive an adjustment to the Unadjusted Purchase Price under Section 2.3(b) for the Allocated Value attributable to such Property by giving Seller written notice thereof in accordance with Section 3.6(a), except that such notice may be given on or before five (5) Business Days prior to the Target Closing Date, and the provisions of Sections 3.9(a)(vi)(B) and 3.9(a)(vi)(D) shall not apply and (ii) exclude such Property from the Assets conveyed to Purchaser at Closing, in which case such Property shall be deemed to be an Excluded Asset for all purposes hereunder. If any such Material Consent requirement (with respect to which an adjustment to the Unadjusted Purchase Price is made under Section 2.3(b) and the applicable Property is excluded from the Assets at Closing) is subsequently satisfied prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b) or Section 8.4(c), as applicable, (i) Seller shall, promptly after such Material Consent requirement is satisfied, convey the applicable Property to Purchaser, (ii) Purchaser shall, simultaneously with the conveyance of the applicable Property, pay the amount of any previous deduction from the Unadjusted Purchase Price to Seller, (iii) the provisions of this Section 3.12 shall no longer apply to such Material Consent requirement or the applicable Property, and (iv) such Property shall no longer be deemed to be an Excluded Asset hereunder.

3.13 Preferential Purchase Rights

(a) Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article 8 on the dates set forth herein. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset, adjusted as set forth herein.

(b) If any preferential right to purchase any Asset (or portion thereof) is validly exercised prior to Closing (i) the Unadjusted Purchase Price shall be decreased by the Allocated Value of such Asset (or portion thereof), as though the affected Asset (or portion thereof) was subject to a complete Title Defect (excluding, however, the application of Sections 3.9(a)(vi)(B) and 3.9(a)(vi)(D)), (ii) the affected Asset (or portion thereof) shall not be transferred at Closing, (iii) the affected Asset (or portion thereof) shall be deemed to be deleted from Exhibits A-1 through A-3 to this Agreement, as applicable, for purposes of Closing, and

(iv) upon the consummation of the sale of the affected Asset (or portion thereof) to the preferential right holder, the affected Asset (or portion thereof) shall be deemed to be an Excluded Asset for all purposes hereunder.

(c) Should a third Person fail to validly exercise or waive its preferential right to purchase as to any portion of the Assets (or portions thereof) prior to Closing, and the time for exercise or waiver has not yet expired as of Closing, then (i) such Assets (or portions thereof) shall not be conveyed to Purchaser at Closing, (ii) the Purchase Price shall be decreased by the Allocated Value of such Assets (or portions thereof) as though the affected Assets (or portions thereof) were subject to a complete Title Defect (excluding, however, the application of Sections 3.9(a)(vi)(B) and 3.9(a)(vi)(D)); (iii) the affected Assets (or portions thereof) shall be deemed to be deleted from Exhibits A-1 through A-3 to this Agreement, as applicable, for purposes of Closing, (iv) the affected Assets (or portions thereof) shall be subject to this Section 3.13(c) and Section 3.13(d), and (v) Seller shall, at its sole expense, continue to use reasonable efforts to obtain the waiver of the preferential purchase right and shall continue to be responsible for the compliance therewith. Should the holder of the preferential purchase right validly exercise the same after Closing (and consummate the sale of such affected Assets (or portions thereof)), the Assets (or portions thereof) affected by such preferential right shall constitute Excluded Assets for all purposes hereunder, Seller shall convey the affected Assets to the holder on the terms and provisions set out in the applicable preferential right provision and Seller shall be entitled to the consideration paid by such holder.

(d) In the event that a preferential purchase right with respect to an Asset excluded at Closing from the transactions contemplated by this Agreement pursuant to Section 3.13(c) is waived following Closing or the time for exercise of such right expires pursuant to its terms following Closing, (i) Purchaser shall purchase, for the amount of any previous deduction from the Unadjusted Purchase Price pursuant to Section 3.13(c) with respect to such Asset (plus adjustments in accordance with Section 2.3 from the Effective Date until the date of transfer), from Seller the affected Asset on the terms set forth in this Agreement at a delayed closing which shall occur within ten (10) Business Days following the date on which Seller obtains such waiver, or the time period for exercising the applicable preferential right has expired (which date shall, with respect to such Asset, or portion thereof, be considered to be the Closing Date), and (ii) such Asset shall not be deemed to be an Excluded Asset hereunder.

3.14 Limitations on Applicability. Subject to the special warranty of title contained in the Assignment and Bill of Sale, Purchaser’s rights with respect to Title Defects and Environmental Defects shall terminate as of the Defect Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser’s or Seller’s rights under Section 3.8 with respect to any Environmental Defect, Title Defect, or Title Benefit claim properly reported on or before the Defect Claim Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article 4, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 4.1 through Section 4.18.

4.1 3ROC and 3RAC.

(a) 3ROC is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of Delaware.

(b) 3RAC is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of Delaware.

(c) 3ROC has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by 3ROC at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(d) 3RAC has the power to enter into and perform this Agreement (and all documents required to be executed and delivered by 3RAC at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(e) The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by 3ROC at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of 3ROC, its members and its managers, including all actions necessary under 3ROC’s organizational documents or otherwise. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by 3ROC at Closing shall be duly executed and delivered by 3ROC), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of 3ROC, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(f) The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by 3RAC at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of 3RAC, its members and its managers, including all actions necessary under 3RAC’s organizational documents or otherwise. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by 3RAC at Closing shall be duly executed and delivered by 3RAC), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of 3RAC, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(g) The execution, delivery and performance of this Agreement by 3ROC, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or bylaws, as applicable, of 3ROC, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to 3ROC as a party in interest, or (iv) violate in any material respect any Laws applicable to 3ROC.

(h) The execution, delivery and performance of this Agreement by 3RAC, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or bylaws, as applicable, of 3RAC, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to 3RAC as a party in interest, or (iv) violate in any material respect any Laws applicable to 3RAC.

4.2 Litigation. Except as set forth on Schedule 4.2: (a) there are no actions, suits, investigations, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator with respect to the business conducted by Seller with the Assets or, to Seller’s knowledge, the business conducted by others with respect to the Assets; and (b) there are no actions, suits, investigations, or proceedings pending, or, to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator against Seller or its Affiliates, which are reasonably likely to impair or delay materially Seller’s ability to perform its obligations under this Agreement.

4.3 Taxes and Assessments. Except as disclosed on Schedule 4.3:

(a) each material Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) required to be filed by Seller with respect to the Assets has been timely and properly filed and all material Taxes with respect to the Assets or material Taxes of Seller for which Purchaser may become liable as a result of purchasing the Assets (other than Transfer Taxes) have been timely and properly paid;

(b) Seller has not received written notice of any pending claim against Seller or its Affiliates (which remains outstanding) from any applicable Governmental Authority for assessment of material Taxes with respect to the Assets or material Taxes of Seller for which Purchaser may become liable as a result of purchasing the Assets (other than Transfer Taxes);

(c) no Asset is subject to any Tax lien other than a Permitted Encumbrance; and

(d) no Asset is subject to a Tax partnership agreement or provision requiring a partnership income Tax Return to be filed under applicable Law.

4.4 Compliance with Laws. Except with respect to Environmental Laws, and except as disclosed on Schedule 4.4, to Seller’s knowledge, Seller’s ownership and the operation of the Assets has been and is in material compliance with all applicable Laws and Permits. Seller has not received and, to Seller’s knowledge, no third Person operator has received, any unresolved notices of violation of applicable Laws or Permits. Seller has, and to Seller’s knowledge all applicable third Person operators have, in all material respects, all Permits necessary for the ownership and operation of the Assets.

4.5 Contracts. Schedule 4.5 lists all Material Contracts. Neither Seller, nor, to Seller’s knowledge, any other Person, is in default in any material respect under any Material Contract except as disclosed on Schedule 4.5. To Seller’s knowledge, all Material Contracts are in full force and effect in all material respects. Except as disclosed on Schedule 4.5, no written notice of default or breach has been received or delivered by Seller under any Material Contract, the resolution of which is outstanding as of the date hereof, and there are no current notices received by Seller of the exercise of any premature termination, price redetermination, market-out, or curtailment of any Material Contract.

4.6 Payments for Production. Seller is not obligated by virtue of a take-or-pay payment, advance payment, or other similar payment (other than royalties, overriding royalties, similar arrangements established in the Leases or reflected on Exhibit A-1 or Exhibit A-2, imbalances covered by Section 4.7, and gas balancing agreements), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Seller’s interest in the Properties at some future time without receiving payment therefor at or after the time of delivery.

4.7 Imbalances. Except as set forth on Schedule 4.7, as of the Effective Date, Seller does not have production, transportation, plant, or other imbalances with respect to production from the Properties.

4.8 Consents and Preferential Purchase Rights. Except as set forth on Schedule 4.8, there are no rights of first refusal, preferential rights to purchase or similar rights and no consents to the assignment of the Assets (including the Material Consents) which may be applicable to the sale of the Assets by Seller as contemplated by this Agreement, other than consents and approvals of Governmental Authorities that are customarily obtained after Closing.

4.9 Liability for Brokers’ Fees. Purchaser shall not, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Seller prior to Closing for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

4.10 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to Seller’s knowledge, threatened against Seller (whether by Seller or a third Person).

4.11 Wells and Equipment. To Seller’s knowledge, and except as set forth on Schedule 4.11:

(a) all Wells have been drilled and completed within the limits permitted by all applicable Leases, Laws, and Permits; no Well is subject to penalties on allowables after the Effective Date because of any overproduction or any other violation of Laws; there are no Wells, platforms, or other Equipment located on the Assets that Seller is obligated as of the Effective Date by any Laws to plug, dismantle, or abandon; and all wells previously plugged and abandoned by Seller and, to Seller’s knowledge, other Persons on the Assets have been plugged and abandoned in accordance with all applicable Laws; and

(b) all currently producing Wells (and related Equipment) are, in all material respects, in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted.

Notwithstanding the foregoing, the Parties agree that the fact that the number of wells required to be plugged and abandoned by or on behalf of Purchaser under New Mexico Law, combined with the number of Wells required to be plugged and abandoned by or on behalf of Seller under New Mexico Law, causes increased plugging and abandonment obligations on Purchaser under New Mexico Law after Closing shall not be the sole basis for a claim for breach of the representations and warranties contained in this Section 4.11.

4.12 Non-Consent Operations. Except as set forth on Schedule 4.12 or Exhibit A-2, Seller has not elected not to participate in any operation or activity proposed with respect to the Properties which could result in any of Seller’s interest in such Properties becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity. Schedule 4.12 accurately reflects all payout balances associated with the Wells as of the date set forth with respect to each payout balance on Schedule 4.12 (provided, however, that with respect to Properties operated by third Persons, the foregoing statement shall be qualified to Seller’s knowledge).

4.13 Outstanding Capital Commitments. Except as set forth on Schedule 4.13, as of the date of this Agreement, there are no outstanding authorities for expenditure which are binding on the Properties and which Seller reasonably anticipates will individually require expenditures by the owner of the Properties after the Closing Date in excess of One Hundred Thousand Dollars ($100,000), net to the interest of Seller.

4.14 Hedges. There are no futures, options, swaps, or other derivatives with respect to the sale of Hydrocarbons from the Assets that are currently binding on the Assets or will be binding on the Assets after Closing.

4.15 Employees. Except as disclosed on Schedule 4.15:

(a) with respect to each Available Employee, Seller and its Applicable Affiliates are and have been at all times for the duration of such Available Employee’s employment by Seller (up to and including the Closing Date) in compliance with all applicable Laws respecting employment and employment practices, employment Tax and social security, terms and conditions of employment and wages and hours except, in any such case, for such non-compliance or violation as would not, individually or in the aggregate, have a Material Adverse Effect;

(b) Seller and each of its Applicable Affiliates have made available to Purchaser accurate and complete copies of all material employment contracts, agreements and offer letters for Available Employees and all material policies relating to the employment of the Available Employees;

(c) with respect to the Available Employees, neither Seller nor any of its Applicable Affiliates is a party to or is bound by any union contract or collective bargaining agreement, nor is any such contract or agreement currently in effect or being negotiated by or on behalf of Seller or any of its Applicable Affiliates; and

(d) neither Seller nor any of its Applicable Affiliates has caused any termination or layoff of employees who were primarily engaged in the business conducted by Seller with respect to the Assets during the ninety (90) day period prior to the date hereof.

4.16 Benefit Plans.

(a) Schedule 4.16 includes a true and complete list of each material Plan which is sponsored, maintained or contributed to by Seller or any of its Applicable Affiliates for the benefit of the Available Employees. Prior to the date hereof, Seller has provided Purchaser with a description of each Plan listed on such Schedule.

(b) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of Seller or any ERISA Affiliate that would be, or could become, a liability following the Closing Date of Purchaser or any of its Affiliates. As used in the preceding sentence, (i) the term “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under sections 206(g), 302 or 303 of ERISA, (C) under sections 412, 430, 431, 436 or 4971 of the Code, (D) as a result of the failure to comply with the continuation of coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (E) under corresponding or similar provisions of any foreign Law, rule, regulation, statute, ordinance or order, and (ii) the term “ERISA Affiliate” means any entity, trade or business that is a member of a group described in section 414(b), (c), (m) or (o) of the Code or section 4001(b)(1) of ERISA that includes either 3RAC or 3ROC, or that is a member of the same “controlled group” as 3RAC or 3ROC pursuant to section 4001(a)(14) of ERISA.

4.17 Royalties; Payments. All royalties, overriding royalties, compensatory royalties and other payments due from or in respect of Hydrocarbon production from the Assets have been, or will be (or, with respect to Properties operated by a third Person, to Seller’s knowledge, have been, or will be) prior to the Closing Date, as applicable, properly and correctly paid or provided for, except for those payments which Seller has a right to suspend pursuant to applicable Law.

4.18 Access. Seller has, and, following the Closing, Purchaser will have, such legal right of access to the Leases and the Wells as will allow the conduct of business therewith (as currently contemplated by Seller) in the ordinary course, in all material respects. For the avoidance of doubt, the representations and warranties of Seller set forth in this Section 4.18 do not address the quality or type of such access (i.e. pursuant to a right of way, road, etc.), but only Seller’s (and following Closing, Purchaser’s) legal right of access.

4.19 Limitations.

(a) Except as and to the extent expressly set forth in this Article 4, the Assignment and Bill of Sale, or in the certificate of Seller to be delivered pursuant to Section 8.2(e), (i) Seller makes no representations or warranties, express or implied, and

(ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants, or representatives (including any opinion, information, projection, or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative, or advisor of Seller or any of its or their Affiliates).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 4, IN THE ASSIGNMENT AND BILL OF SALE, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(E), SELLER MAKES NO, AND HEREBY EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER, OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OF SELLER, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY, OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES, OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (X) COMPLIANCE WITH ANY ENVIRONMENTAL LAW, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 4, IN THE ASSIGNMENT AND BILL OF SALE, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(E) AND WITHOUT LIMITING THE INDEMNITY CONTAINED IN SECTION 11.3(B), THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE TO ENTER INTO THIS AGREEMENT.

(c) Any representation “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge of the individuals identified on Schedule 4.19 after a reasonable inquiry of the relevant employees, files, and records of, or maintained by Seller, but without any duty of investigation of the employees, files, and records of any third Person, including any operator of, or joint interest owner in, a Property.

(d) Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations for which it is relevant.

(e) In the event that a schedule, annex, or exhibit to this Agreement is amended or supplemented prior to Closing, any reference to such schedule, annex, or exhibit in this Agreement shall be deemed to be a reference to such schedule, annex, or exhibit as so amended or supplemented to the extent (i) Purchaser does not object to such amendment or supplement prior to Closing or (ii) such amendment or supplement is made pursuant to a written agreement of the Parties.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

5.1 Existence and Qualification. Purchaser is a limited liability company organized, validly existing, and in good standing under the Laws of the state of Delaware.

5.2 Power. Purchaser has the power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

5.3 Authorization and Enforceability. The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (a) violate any provision of the certificate of formation, limited liability company agreement, or other governing instruments of Purchaser, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (d) violate in any material respect any Law applicable to Purchaser.

5.5 Consents, Approvals or Waivers. The execution, delivery, and performance of this Agreement by Purchaser will not be subject to any consent, approval, or waiver from any Governmental Authority or other third Person pursuant to any agreement or instrument to which Purchaser is a party, other than consents, approvals, or waivers customarily obtained after Closing.

5.6 Litigation. There are no actions, suits, or proceedings pending, or, to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement.

5.7 Financing. Purchaser has sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the Closing Payment to Seller at the Closing.

5.8 Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

5.9 Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that (a) it has completed such independent investigation, verification, analysis, and evaluation of the Assets and has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to enter into this Agreement, and (b) prior to Closing, it will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it deems necessary or appropriate to consummate the transactions contemplated hereby. Except for the representations and warranties expressly made by Seller in Article 4 of this Agreement, the Assignment and Bill of Sale, or the certificate to be delivered to Purchaser pursuant to Section 8.2(e) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, liabilities, operations, business, or prospects of the Assets and that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis, and evaluation. Purchaser understands and acknowledges that neither the SEC nor any federal, state, or foreign agency has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to Purchaser, and, except as set forth in Article 10, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.

5.10 Information. Except as expressly represented otherwise in Article 4, in the Assignment and Bill of Sale, or in the certificate of Seller to be delivered at Closing pursuant to Section 8.2(e), PURCHASER HEREBY WAIVES ANY CLAIMS ARISING OUT OF ANY MATERIALS, DOCUMENTS, OR OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO PURCHASER (WHETHER OR NOT BY SELLER), WHETHER UNDER THIS AGREEMENT, AT COMMON LAW, BY STATUTE, OR OTHERWISE.

5.11 Liability for Brokers’ Fees. Seller shall not, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Purchaser for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.

5.12 Qualification; Bonding. Without limiting Section 12.6, Purchaser is, or as of the Closing will be, qualified under applicable Laws to hold Leases, rights-of-way, and other rights issued by any applicable Governmental Authority. Purchaser has, or as of the Closing will have, posted such bonds and other financial assurances, and provided such evidence of financial responsibility, as may be required for the ownership of the Properties.

5.13 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the knowledge of Purchaser, threatened against Purchaser or any Affiliate of Purchaser (whether by Purchaser or a third Person).

ARTICLE 6

COVENANTS OF THE PARTIES

6.1 Access. Subject to the limitations expressly set forth in this Agreement, Seller shall provide Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser’s sole expense, the Records in Seller’s or its Affiliates’ possession for the purpose of conducting a confirmatory review of the Assets, but only to the extent that Seller may do so without (a) violating applicable Laws, or (b) violating any obligations to any third Person. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the business of Seller and any applicable third Person operator. All information obtained by Purchaser and its representatives under this Section 6.1 shall be subject to the terms of the Confidentiality Agreement and any applicable privacy Laws regarding personal information.

6.2 Cure of Breaches. If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant, or agreement shall (if curable) be cured on or before the Closing or if the Closing otherwise occurs notwithstanding such breach, then such breach shall be considered not to have occurred for all purposes of this Agreement.

6.3 Press Releases. Until the Closing, neither Seller nor Purchaser, nor any Affiliate thereof, shall make any press release regarding the existence of this Agreement, the contents hereof, or the transactions contemplated hereby without (a) in the case of announcements by Seller or its Affiliates, the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, or (b) in the case of announcements by Purchaser or its Affiliates, the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller (i) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates (ii) to Governmental Authorities and third Persons holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or terminations of such rights, or seek such consents, or (iii) to such Party’s investors and members, including Seller’s Affiliates’ investors and limited partners, and to prospective investors or other Persons as part of fundraising or marketing activities undertaken by Seller’s Affiliates provided such disclosures are made to Persons subject to an obligation of confidentiality with respect to such information. Seller and Purchaser shall each be liable for the compliance of their respective Affiliates with the terms of this Section 6.3. Notwithstanding anything to the contrary herein, Purchaser and its Affiliates’ initial press release following the execution of this Agreement will include Seller’s name.

6.4 Operation of Business. Until the Closing, Seller shall:

(a) not transfer, sell, hypothecate, encumber, or otherwise dispose of any of the Assets, except for sales and dispositions (i) of Hydrocarbons in the ordinary course of business, (ii) of equipment and materials (other than equipment constituting an Excluded Asset) made in the ordinary course of business and replaced with items of comparable or superior quality, and (iii) other sales and dispositions of Assets (other than Properties or other real property rights) individually not exceeding One Hundred Thousand Dollars ($100,000);

(b) not terminate, materially amend or extend any Material Contract or enter into a contract that would be a Material Contract;

(c) maintain insurance coverage on the Assets in the amount and of the types currently maintained by Seller and not make any election to be excluded from any coverage provided by an operator for the joint account pursuant to a joint operating, unit operating, or similar Contract;

(d) use commercially reasonable efforts to maintain in full force and effect all Leases to the extent that such Leases are capable of producing in paying quantities at Hydrocarbon prices in effect as of the date that Seller or any third Person proposes to relinquish any such Leases or allow any such Leases to terminate or expire;

(e) operate the Assets operated and administered by Seller or its Affiliates, and use its reasonable efforts to cause the Assets operated and administered by third Person operators to be operated and administered, in each case, in a good and workmanlike manner consistent with their past practices and in material compliance with all applicable Leases,

Contracts, Laws and Permits (provided that this Section 6.4(e) shall not be considered to be breached or violated unless such alleged breach of violation was caused by Seller’s (or its Applicable Affiliate’s) gross negligence or willful misconduct);

(f) promptly pay, when due, all expenses, Taxes, revenues, royalties, overriding royalties and other obligations attributable to the Assets;

(g) not (i) waive any material rights with respect to any of the Assets, or (ii) exercise or waive any preferential purchase rights arising with respect to any of the Assets, whether under any operating agreements applicable to the Assets, or otherwise, in each case, other than a deemed waiver of such rights due to a failure of Purchaser to respond to a request from Seller to take (or not take) any action, which request was delivered by Seller in accordance with this Section 6.4;

(h) give prompt written notice to Purchaser (including copies thereof) of any (i) notice of asserted default or violation received or given by Seller under any Lease, Contract, Law or Permit that affects any Asset, (ii) authorities for expenditure related to the Assets and all related correspondence, including drilling reports, notices, demands, regulatory filings and division orders, and (iii) cost overruns and/or supplemental authorities for expenditure, in each case, upon Seller obtaining knowledge of such cost overrun or supplemental authority for expenditure;

(i) not permanently plug and abandon any part of the Assets;

(j) not propose, agree to, or commence any individual operation on the Assets anticipated to cost in excess of One Hundred Thousand Dollars ($100,000), net to Seller’s interest; provided, however, that no approval by purchaser hereunder shall be required with respect to cost overruns (or supplemental authorizations for expenditure for cost overruns) relating to operations in which Seller has agreed to participate in writing as of the date hereof or in which Seller agrees to participate after the date hereof in compliance with this Section 6.4;

(k) not voluntarily relinquish operatorship of any Asset or otherwise agree to any change of operator of any Asset; and

(l) not, and Seller shall not permit its Applicable Affiliates to, in relation to any Available Employee: (i) establish or adopt any new Plan or amend any existing Plan in any material respect, except for changes in the ordinary course of business consistent with past practice or as may be required by applicable Law; (ii) materially increase any compensation to, or enter into or amend any material employment, severance, termination or similar agreement or materially alter the terms and conditions of employment (including compensation and benefits), except for normal compensation increases in the ordinary course of business consistent with past practice or as required under any agreement in effect as of the date of this Agreement; (iii) terminate the employment of any Available Employee, except in the ordinary course of business consistent with prior practice, provided always that Seller and its Applicable Affiliates shall not carry out any layoffs or terminations involving five (5) or more Available Employees at any single site of employment without the prior written consent of Purchaser; or (iv) enter into, amend, renew, or otherwise modify any collective bargaining agreement or any other material contract with any labor union or similar material agreement.

Requests for approval of any action restricted by this Section 6.4 shall be delivered to either of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

PRIMARY CONTACT:	ALTERNATE CONTACT:
Steve Guthrie	Steve Pruett
Phone: (432) 683-7443	Phone: (432) 221-0468
Email: Sguthrie@concho.com	Email: Spruett@concho.com

Purchaser’s approval of any action restricted by this Section 6.4 shall not be unreasonably withheld or delayed and shall be considered granted in full within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing provisions of this Section 6.4, in the event of an emergency, Seller may take such action as is reasonably necessary in response to such emergency and shall notify Purchaser of such action promptly thereafter. Purchaser acknowledges that Seller owns undivided interests in the Assets and is not the operator of all of the Assets, and Purchaser agrees that the acts or omissions of third Persons (including the applicable operators of the Assets) who are not Affiliates of Seller shall not constitute a violation of the provisions of this Section 6.4, nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller and its Affiliates have voted their respective interests in a manner consistent with the provisions of this Section 6.4. Any matter approved (or deemed approved) by Purchaser pursuant to this Section 6.4 that would otherwise constitute a breach of one or more of Seller’s representations and warranties in Article 4 shall be deemed to be an exclusion from all representations and warranties for which it is relevant.

6.5 Indemnity Regarding Access. Purchaser’s access to the Assets and its (and its Affiliates and representatives) examinations and inspections, whether under Section 6.1, 3.4, or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and Purchaser WAIVES AND RELEASES ALL CLAIMS AGAINST SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE PARTNERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, CONTACTORS, AGENTS, OR OTHER REPRESENTATIVES, ARISING IN ANY WAY THEREFROM, OR IN ANY WAY CONNECTED THEREWITH, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. Purchaser agrees to indemnify, defend, and hold harmless Seller and its Affiliates, the other owners of interests in the Properties, and all such Persons’ directors, officers, employees, agents, and representatives from and against any and all claims, liabilities, losses, costs, and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs, and expenses attributable to personal injury, death, or property damage, arising out of, or relating to, access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their respective directors, officers, employees, agents, or representatives, EVEN IF CAUSED IN WHOLE OR IN PART BY

THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. PURCHASER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION OF ANY TYPE AND NATURE MADE AVAILABLE TO IT, ITS AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO ARTICLE 6 OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION. NO WARRANTY OF ANY KIND IS MADE BY SELLER AS TO THE INFORMATION SUPPLIED TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES OR WITH RESPECT TO PROPERTIES TO WHICH THE INFORMATION RELATES. PURCHASER EXPRESSLY AGREES THAT ANY RELIANCE UPON SUCH INFORMATION, OR CONCLUSIONS DRAWN THEREFROM, SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT.

6.6 Governmental Reviews.

(a) Seller and Purchaser shall each in a timely manner make (or cause their applicable Affiliates to make) (i) all required filings, and prepare applications to, and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (ii) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations. Purchaser and Seller shall each bear one-half of the cost of all filing or application fees payable to any Governmental Authority with respect to the transactions contemplated by this Agreement, regardless of whether Purchaser, Seller, or any Affiliate of any of them is required to make the payment.

(b) Without limiting the generality of Section 6.6(a), as soon as practicable following the date of this Agreement (or at such other time as may be mutually agreed between the Parties), the Parties shall make such filings as may be required by the HSR Act with respect to the transactions contemplated by this Agreement, which filings shall include a request for early termination of any applicable waiting period. Thereafter, the Parties shall file as promptly as practicable all reports or other documents required or requested by the U.S. Federal Trade Commission or the U.S. Department of Justice pursuant to the HSR Act or otherwise including requests for additional information concerning such transactions, so that the waiting period specified in the HSR Act will expire or be terminated as soon as reasonably possible after the date of this Agreement. Each Party shall cause its counsel to furnish each of the other Parties such necessary information and reasonable assistance as such other Parties may reasonably request in connection with the Parties’ preparation of necessary filings or submissions under the provisions of the HSR Act. Each Party shall cause its counsel to supply to each other Party copies of the date stamped receipt copy of the cover letters delivering the filings or submissions required under the HSR Act to any Governmental Authority. Purchaser and Seller shall each bear one-half the cost of all filing or application fees associated with the HSR Act.

(c) On or before the Closing Date, Purchaser shall have posted or obtained such bonds, letters of credit, and guarantees, and provided such evidence of financial responsibility, as may be required for the ownership of the Properties.

(d) Promptly after Closing, Purchaser (with the assistance of Seller, subject to Section 12.5) shall make all filings with any applicable Governmental Authority (including in each applicable county), as may be required to properly assign and transfer the Assets from Seller to Purchaser.

6.7 Employment Matters.

(a) Schedule 6.7 lists all employees of Seller or its Applicable Affiliates who are available for hire by Purchaser (the “Available Employees”). Seller shall provide written notice to Purchaser of (i) the termination of employment of any Available Employee or (ii) the hiring or change in duties of any other employee of Seller or its Applicable Affiliates that causes such employee to become an employee of Seller or its Applicable Affiliate at the field foreman level or below, in each case within five (5) Business Days after the date of such termination, hiring or change (and any individual described in clause (i) of this sentence shall cease to be an Available Employee and any individual described in clause (ii) of this sentence shall also be considered an Available Employee for purposes of this Agreement). From and after the date hereof, and continuing until the Closing Date, Purchaser shall be permitted to interview any such Available Employee in connection with prospective employment with Purchaser or its Affiliates. On or prior to five (5) Business Days prior to the Target Closing Date, Purchaser shall provide to Seller a list of those Available Employees to whom Purchaser or its Affiliate will offer employment. Any such offers shall be contingent on the occurrence of Closing. Available Employees who accept such offers of employment and become employees of Purchaser or its Affiliate are referred to herein as “Transferred Employees.” An Available Employee who accepts an offer of employment from Purchaser or its Affiliate shall become a Transferred Employee on the later of the Closing Date or the date upon which such Available Employee reports for active duty with Purchaser or its Affiliate (such later date being referred to herein as such Available Employee’s “Hire Date”).

(b) Seller shall be responsible for all costs, expenses, damages, liabilities, and obligations arising from, or relating to, all employees of Seller and its Applicable Affiliates: (i) who are not Transferred Employees for all periods prior to, on and after the Closing Date; and (ii) who is a Transferred Employee for periods prior to such Transferred Employee’s Hire Date, including, in each case, termination pay, severance pay, and other liabilities and obligations under applicable Law, agreement and any Plan maintained by Seller or its Applicable Affiliates (“Seller Plan”), including entitlement to wages, benefit coverage, stock options, or incentive compensation under any Seller Plan. After a Transferred Employee’s Hire Date, Purchaser shall be responsible for all notices of termination, termination pay, severance pay, and other liabilities and obligations under any Law or otherwise relating to such Transferred Employee and shall be responsible for entitlement to wages, benefit coverage, bonuses or sales commissions to such

Transferred Employee, in each case in this sentence, solely in respect of such Transferred Employee’s employment with Purchaser or its Affiliate in and attributable to periods from and after the Hire Date.

(c) Notwithstanding the foregoing, if a plant closing or a mass layoff occurs or is deemed to occur with respect to Purchaser and any Transferred Employees at any time after the Closing Date, Purchaser shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder (“WARN Act”) and for taking all remedial measures, including the payment of all amounts, penalties, liabilities, costs, and expenses if such notices are not provided. If a plant closing or a mass layoff occurs or is deemed to occur with respect to Seller or any of its Applicable Affiliates and: (i) any employees who are not Transferred Employees at any time prior to, on or after the Closing Date; or (ii) any Available Employees at any time on or prior to the Closing Date, Seller shall, in each case, be solely responsible for providing all notices required under the WARN Act and for taking all remedial measures, including the payment of all amounts, penalties, liabilities, costs, and expenses if such notices are not provided.

(d) Effective as of each Transferred Employee’s Hire Date, Purchaser or its Affiliate shall make available to such Transferred Employee employee benefits that shall be the same as the benefits made available to substantially similarly situated employees of Purchaser and its Affiliates. Purchaser shall credit each Transferred Employee for the number of years of prior service credited to such Transferred Employee by Seller under a Seller Plan for all purposes (including vesting, eligibility, benefit accrual, and level of benefits) in the corresponding Plan sponsored, maintained, or contributed to by Purchaser or its Affiliates (“Purchaser Plans”), including, to the extent applicable, fringe benefit plans, vacation and sick leave policies, severance plans or policies, and matching contributions under defined contribution plans, other than for benefit accrual under defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, which may be prorated for benefit allocations during the fiscal year in which the Transferred Employee’s Hire Date occurs. With respect to each Transferred Employee and such Transferred Employee’s dependents, Purchaser or its Affiliates shall waive, to the extent possible under Purchaser’s abilities within any Purchaser Plan that is a welfare benefit plan, any pre-existing condition exclusions to coverage, any evidence of insurability provisions, any active at work requirement, and any waiting period or service requirements that did not exist or had been waived or otherwise satisfied under the corresponding Seller Plan that is a welfare benefit plan. For each Transferred Employee, Purchaser or its Affiliates shall also apply towards any deductible requirements and out-of-pocket maximum limits applicable to the year of Closing under any Purchaser Plan that is a health plan, any amounts paid by such Transferred Employee during such year toward such requirements and limits under the corresponding Seller Plan that is a health plan, with the exception of any Purchaser Health Savings Account contributions that would have been made to the applicable Purchaser Plan on a monthly basis during the months before the Transferred Employee’s Hire Date. As soon as reasonably practicable after each Transferred Employee’s Hire Date, Seller shall provide to Purchaser the information necessary for Purchaser to comply with its obligations under this Section 6.7(d) with respect to such Transferred Employee.

(e) From the date hereof through a date that is twelve (12) months after the Closing Date (or, if the Closing does not occur, the date hereof), neither (i) Purchaser nor its Affiliates, (ii) Seller nor its Applicable Affiliates, nor (iii) any Affiliate of Seller in which a Specified Individual has an interest, participates, or serves as an officer, director, or employee, shall, directly or indirectly, (A) solicit or offer employment to any other officer, director, manager, or employee of the other Party or its Affiliates, (B) otherwise divert or induce any such Person to terminate or materially alter its employment or contractual relationship with the other Party or its Affiliates; or (C) agree to do any of the foregoing, in each case, while such Person remains employed by, or under contract with, the other Party or its Affiliates, or within six (6) months after the termination of such Person’s employment (or contract) with the other Party or its Affiliates; provided, however, that neither Party shall be considered to have breached the terms of this Section 6.7(e) if any such Person responds to a general advertisement or a third Person recruiting firm that has not been specifically instructed to contact such Person. Additionally, from the date hereof through a date that is twelve (12) months after the Closing Date, neither Seller nor any of its Affiliates shall solicit, encourage, or induce any Available Employee to reject an employment offer from Purchaser or its Affiliates or solicit, encourage or induce any Available Employee to continue in the employment of Seller or any of its Affiliates from and after the Closing Date. Each Party shall be liable for the compliance of its Affiliates with the terms of this Section 6.7(e). Each Party acknowledges and agrees that the other Party will not have an adequate remedy at law if such first Party or any of its Affiliates violates (or threatens to violate) any of the terms of this Section 6.7(e). In such event, the other Party shall have the right, in addition to any other it may have, to obtain injunctive relief to restrain any breach or threatened breach of the terms of this Section 6.7(e). If either Party or its respective Affiliate is found to have violated this Section 6.7(e), the twelve (12) month period referred to herein shall be extended by one month for each month during which such Party or its Affiliate was in violation so that the other Party is provided the benefit of the full twelve (12) month period.

(f) On or before the Hire Date of each Transferred Employee, Seller shall take any necessary action to fully vest as of such date the Transferred Employee’s account balances and other benefits under all Seller Plans that (i) are intended to be qualified under section 401(a) of the Code, (ii) provide nonqualified deferred compensation benefits or (iii) provide equity based awards.

(g) Seller shall provide (or cause to be provided) COBRA continuation coverage (within the meaning of section 4980B of the Code and the Treasury regulations thereunder) to all individuals who are M & A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Treasury regulation section 54.4980B-9) with respect to the transactions contemplated by this Agreement for the duration of the period to which such individuals are entitled to such coverage. Seller shall take any and all necessary actions to ensure that Purchaser and its Affiliates are not required to provide such continuation coverage to any such individual at any time.

(h) The provisions of this Section 6.7 are solely for the benefit of the Parties and nothing in this Section 6.7, express or implied, shall confer upon any Available Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 6.7, express or implied, shall be (i) deemed an amendment of any Plan providing benefits to any Available Employee, or (ii) construed to prevent Purchaser or its Affiliates from terminating or modifying to any extent or in any respect any Plan that Purchaser or its Affiliates may establish or maintain.

6.8 Audits and Filings.

(a) From and after the date of this Agreement, Seller shall, and shall use its reasonable best efforts to cause its Applicable Affiliates and their respective partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives (other than Persons that are not Applicable Affiliates or partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives of Applicable Affiliates) to, cooperate with Purchaser, its Affiliates and their respective agents and representatives in connection with compliance with Purchaser’s and its Affiliates’ Tax, financial, or other reporting requirements and audits, including (i) any filings with any Governmental Authority and (ii) any filings that may be required by the United States Securities and Exchange Commission (the “SEC”), under securities Laws applicable to Purchaser and its Affiliates, including the filing by Purchaser with the SEC of one or more registration statements to register any securities of Purchaser under the Securities Act of 1933 (the “Securities Act”) or of any report required to be filed by Purchaser under the Securities Exchange Act of 1934 (together with the Securities Act and the rules and regulations promulgated under such acts, the “Securities Laws”) (collectively, the “Filings”). Further, from and after the date of this Agreement, Seller shall, and shall use its reasonable best efforts to cause its Applicable Affiliates to, make available to Purchaser and its Affiliates and their agents and representatives any and all books, records, information and documents that are attributable to the Assets in Seller’s or its Applicable Affiliates’ possession or control reasonably required by Purchaser, its Affiliates and their agents and representatives in order to prepare for Purchaser or its Affiliates, if required, in connection with such Filings, financial statements relating to the Assets or to Seller or its Applicable Affiliates meeting the requirements of Regulation S-X under the Securities Act, along with any documentation attributable to the Assets or otherwise relating to Seller or its Applicable Affiliates required to complete any audit associated with such financial statements.

(b) Without limiting the generality of Section 6.8(a), from and after the date of this Agreement, Seller shall, and shall use its reasonable best efforts to cause its Applicable Affiliates to, cooperate with the independent auditors chosen by Purchaser (“Purchaser’s Auditor”) in connection with any audit by Purchaser’s Auditor of any financial statements of the Assets or of Seller or its Applicable Affiliates that Purchaser or any of its Affiliates requires to comply with the requirements of the Securities Laws or other Tax, financial or reporting requirements. Such cooperation will include (i) reasonable access to Seller’s officers, managers, employees, agents and representatives who were responsible for preparing or maintaining the financial records and work papers and other supporting documents used in the preparation of such financial statements as may be required by Purchaser’s Auditor to perform an audit or conduct a review in accordance with generally accepted auditing standards or to otherwise verify such financial statements, (ii) delivery of one or more customary representation letters from Seller to Purchaser’s Auditor that are reasonably requested by Purchaser to allow such auditors to complete an audit (or review of any financial statements), and to issue an opinion acceptable to Purchaser’s Auditor with respect to an audit or review of those financial records required pursuant to this Section 6.8(b) and (iii) using reasonable best efforts to obtain the consent of the independent auditor of Seller that conducted any audit of such financial statements to be named as an expert in any report filed by Purchaser with the SEC. Purchaser will reimburse Seller, within ten (10) Business Days after demand in writing therefor, for any reasonable out-of-pocket costs incurred by Seller or its Applicable Affiliates in complying with the provisions of this Section 6.8(b). Notwithstanding the foregoing, nothing herein shall expand Seller’s representations, warranties, covenants, or agreements set forth in this Agreement or give Purchaser, its Affiliates, or any third Person any rights to which it is not entitled hereunder.

(c) Without limiting the generality of Section 12.7(c), for a period of three (3) years following the Closing, Seller shall, and shall cause its Applicable Affiliates to, retain all books, records, information and documents in its or its Applicable Affiliates’ possession that are necessary to prepare and audit financial statements with respect to the Assets or otherwise relating to Seller or its Applicable Affiliates, except to the extent originals or copies thereof are transferred to Purchaser in connection with Closing.

6.9 Further Assurances. After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a) The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and accurate as of such specified date);

(b) Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by Purchaser under this Agreement prior to or on the Closing Date;

(c) On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover damages from Seller or any Affiliate of Seller resulting therefrom;

(d) If applicable, the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) applicable to the consummation of the transactions contemplated hereby shall have expired, notice of early termination shall have been received, or a consent order issued (in form and substance satisfactory to the Parties) by or from applicable Governmental Authorities; and

(e) The aggregate of the (i) absolute value of the net adjustments to the Purchase Price made or reasonably alleged pursuant to Sections 2.3(a) and 2.3(b) plus (ii) the amount of all Casualty Losses, shall be less than or equal to fifteen percent (15%) of the Unadjusted Purchase Price.

7.2 Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a) The representations and warranties of Seller set forth in Article 4 that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects and the representations and warranties of Seller set forth in Article 4 that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b) Seller shall have performed and observed all, in all material respects, covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d) If applicable, the waiting period under the HSR Act applicable to the consummation of the transactions contemplated hereby shall have expired, notice of early termination shall have been received, or a consent order issued (in form and substance satisfactory to the Parties) by or from applicable Governmental Authorities;

(e) The aggregate of the (i) absolute value of the net adjustments to the Purchase Price made or reasonably alleged pursuant to Sections 2.3(a) and 2.3(b) plus (ii) the amount of all Casualty Losses, shall be less than or equal to fifteen percent (15%) of the Unadjusted Purchase Price; and

(f) The Transition Services Agreement, executed by Seller and each of the Specified Individuals, shall have been (or, simultaneously with Closing, shall be) delivered to Purchaser by such Persons.

ARTICLE 8

CLOSING; HOLDBACK

8.1 Time and Place of Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Bracewell & Giuliani LLP located at 111 Congress Ave., Ste. 2300, Austin, Texas 78701, at 10:00 a.m., local time, on July 2, 2012 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 10. The date on which the Closing occurs is referred to herein as the “Closing Date.”

8.2 Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) Counterparts of the Assignment and Bill of Sale, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Seller, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(c) Executed certificates described in Treasury Regulation § 1.1445-2(b)(2) certifying that each of 3RAC and 3ROC is not a foreign person within the meaning of the Code, together with a Request for Taxpayer Identification and Certification on Form W-9 certifying to each of 3RAC’s and 3ROC’s Federal Employee Identification Number;

(d) Letters-in-lieu of transfer or division orders executed by Seller to reflect the transaction contemplated hereby, which letters shall be on forms prepared by Seller and reasonably satisfactory to Purchaser;

(e) A certificate from each of 3RAC and 3ROC duly executed by an authorized officer of 3RAC or 3ROC, as applicable, dated as of the Closing, certifying on behalf of 3RAC or 3ROC, as applicable, that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled with respect to 3RAC or 3ROC, as applicable, and the Assets;

(f) A certificate from each of 3RAC and 3ROC duly executed by the secretary, assistant secretary, or other authorized officer of 3RAC or 3ROC, as applicable, dated as of the Closing, (i) attaching and certifying on behalf of 3RAC or 3ROC, as applicable, complete and correct copies of (A) the certificate of incorporation or formation, the bylaws, and other applicable organizational documents of Seller, each as in effect as of the Closing, (B) the resolutions of the Board of Directors, managers, or other equivalent governing body of 3RAC or 3ROC, as applicable, authorizing the execution, delivery, and performance by 3RAC or 3ROC, as applicable, of this Agreement and the transactions contemplated hereby, and (C) any required approval by the shareholders, members, or partners, as applicable, of 3RAC or 3ROC, as applicable, of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of 3RAC or 3ROC, as applicable, executing this Agreement or any document delivered in connection with the Closing;

(g) Where notices of approval, consent, or waiver are received by Seller pursuant to a filing or application under Section 6.6, copies of those notices of approval;

(h) Any other forms required by any Governmental Authority relating to the assignments of the Assets;

(i) Releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, fixture filings, and other encumbrances and interests burdening the Assets (or any thereof) in favor of BNP Paribas or any other lender of Seller, as applicable;

(j) Joint written instructions to the Escrow Agent that Closing has occurred and that the Deposit, together with any interest thereon, should be retained in the Escrow Account to be part of the Indemnity Holdback;

(k) Appropriate change of operator forms for the Assets operated by Seller or its Applicable Affiliates, designating Purchaser as operator of such Assets;

(l) A counterpart of the Transition Services Agreement; and

(m) All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Seller (or to the Escrow Agent, in the case of Section 8.3(i)), among other things, the following:

(a) A wire transfer of the Closing Payment in same-day funds;

(b) Counterparts of the Assignment and Bill of Sale, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(c) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed by Purchaser, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(d) A certificate by an authorized officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled;

(e) A certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of (A) the certificate of incorporation or formation, the bylaws, and other applicable organizational documents of Purchaser, each as in effect as of the Closing, (B) the resolutions of the Board of Directors, managers, or other equivalent governing body of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders, members, or partners, as applicable, of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(f) Where notices of approval, consent, or waiver are received by Purchaser pursuant to a filing or application under Section 6.6, copies of those notices of approval, consent, or waiver;

(g) Evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section 12.6;

(h) Any other forms required by any Governmental Authority relating to the assignments of the Assets;

(i) A wire transfer of the Holdback Deposit in same-day funds to the Escrow Account;

(j) Joint written instructions to the Escrow Agent that Closing has occurred and that the Deposit, together with any interest thereon, should be retained in the Escrow Account to be part of the Indemnity Holdback;

(k) A counterpart of the Transition Services Agreement; and

(l) All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

8.4 Closing Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Purchase Price for the Assets after giving effect to all adjustments set forth in Section 2.3. The estimate delivered in accordance with this Section 8.4(a), less the Deposit and the Holdback Deposit, shall constitute the dollar amount to be payable by Purchaser to Seller at the Closing (the “Closing Payment”).

(b) As soon as reasonably practicable after the Closing but not later than the one hundred and twentieth (120th) day following the Closing Date, Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Purchase Price and showing the calculation of each adjustment under Section 2.3, based on the most recent actual figures for each adjustment. Seller shall, at Purchaser’s request, make such reasonable documentation as is in Seller’s possession available to support the final figures. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of such statement from Seller, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement. Seller may deliver a written report to

Purchaser during this same period reflecting any changes that Seller proposes to be made to such statement as a result of additional information received after the statement was prepared. If Purchaser does not deliver such report to Seller on or before the end of such thirty (30) day period, Purchaser shall be deemed to have agreed with Seller’s statement, and such statement shall become final and binding upon the Parties.

(c) The Parties shall undertake to agree on the final statement of the Purchase Price no later than ninety (90) days after delivery of Seller’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to the Houston, Texas office of KPMG LLP, or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration. The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 8.4(c). The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Article 2 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section) or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own legal fees and other costs of presenting its case. Seller shall bear one half and Purchaser shall bear one half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Purchaser’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Purchase Price (the “Final Purchase Price”), (x) Purchaser shall pay to Seller the amount by which the Final Purchase Price (less the Deposit and Holdback Deposit) exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Final Purchase Price (less the Deposit and Holdback Deposit), as applicable.

(d) Purchaser shall assist Seller in preparation of the final statement of the Purchase Price under Section 8.4(b) by furnishing invoices, receipts, reasonable access to personnel, and such other assistance as may be requested by Seller to facilitate such process post-Closing.

(e) All payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to a bank account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account specified by Purchaser in writing.

8.5 Indemnity Holdback.

(a) On the Closing Date, Purchaser shall deposit into the Escrow Account an additional amount equal to (i) ten percent (10%) of the Unadjusted Purchase Price (as adjusted at Closing for Assets excluded at Closing pursuant to Section 3.13(b) only), minus (ii) Fifty Million Dollars ($50,000,000) (such amount, the “Holdback Deposit” and, together with the Deposit, the “Indemnity Holdback”) for the purpose of securing the satisfaction and discharge of indemnity claims of Purchaser against Seller under this Agreement and special warranty claims of Purchaser under the Assignment and Bill of Sale. For the avoidance of doubt, the Indemnity Holdback represents a deduction from, and is not in addition to, the Purchase Price paid by Purchaser to Seller on the Closing Date and does not represent a part of the Closing Payment. The Indemnity Holdback shall be governed by the provisions of this Section 8.5 and the Escrow Agreement. The joint, written authorization of representatives of both Purchaser and Seller pursuant to the Escrow Agreement shall be required for the disbursement of any portion of the Indemnity Holdback.

(b) With respect to each claim for indemnification asserted by Purchaser against Seller pursuant to Article 11 or special warranty claim pursuant to the Assignment and Bill of Sale during the period from and after the Closing Date up to the date that is twelve (12) months following the Closing Date (the “Holdback Period”), upon final resolution or determination of such an indemnity or warranty claim by the Parties or in accordance with Section 12.9, as applicable, Purchaser and Seller shall jointly instruct the Escrow Agent to disburse to Purchaser the amount set forth in such joint instruction, which will be that portion of the Indemnity Holdback being held in the Escrow Account as would satisfy such finally resolved or determined indemnity or warranty claim, together with a pro rata portion of the then-accrued interest on the Indemnity Holdback. If, upon the resolution or determination of any such indemnity or warranty claim, Purchaser and Seller fail to deliver a joint written instruction to the Escrow Agent in accordance with the foregoing sentence, then the Escrow Agent shall, upon delivery by Purchaser or Seller to the Escrow Agent of a written court order from a court of competent jurisdiction, pay to Purchaser the amounts set forth in such court order.

(c) Purchaser and Seller shall jointly instruct the Escrow Agent to release to Seller any amounts then-remaining in the Escrow Account on the first Business Day after the expiration of the Holdback Period, except for the aggregate amount of all outstanding claims for indemnification or warranty which Purchaser has provided to Seller in accordance with Article 11 that have not been previously satisfied (which monies shall remain part of the Escrow Account until final resolution of such outstanding indemnity and/or warranty claims). If Purchaser and Seller fail to deliver a joint written instruction to the Escrow Agent in accordance with the foregoing sentence, then the Escrow Agent shall, upon delivery by Purchaser or Seller to the Escrow Agent of a written court order from a court of competent jurisdiction, pay to Seller the amounts set forth in such court order, together with all interest or income on or with respect to the Indemnity Holdback.

8.6 Transition Services. At the Closing, Seller and Purchaser will enter, and Seller shall cause the Specified Individuals to enter into, a transition services agreement in the form of Exhibit C (the “Transition Services Agreement”).

ARTICLE 9

TAX MATTERS

9.1 Tax Returns; Liability for Taxes.

(a) Except with respect to Production Taxes and Property Taxes, or as provided otherwise in this Agreement:

(i) for any Tax period or the portion of any Tax period ending on or before the Closing Date, Seller shall be responsible for preparing and timely filing all Tax Returns required by applicable Law to be filed and for the payment of all Taxes levied or imposed that are attributable to the Assets;

(ii) for any Tax period or portion of any Tax period beginning after the Closing Date, Purchaser shall be responsible for preparing and the timely filing of all Tax Returns required by applicable Law to be filed and for the payment of all Taxes levied or imposed that are attributable to the Assets; and

(iii) control of any legal or administrative proceedings concerning any Taxes with respect to the Assets, and entitlement to any refunds or awards concerning any such Taxes with respect to such Assets, shall rest with the Party responsible for payment therefor under this Section 9.1.

(b) With respect to Property Taxes:

(i) any Property Taxes assessed on any of the Assets for a Tax period that begins before and ends after the Closing Date (a “Straddle Period”), liability for such Property Taxes shall be prorated on a daily basis between Purchaser and Seller, with Seller being liable for the portion of such Property Taxes equal to the product of (A) the amount of such Property Taxes for the entirety of the Straddle Period, multiplied by (B) a fraction, the numerator of which is the number of days in the Straddle Period ending prior to the Effective Date and the denominator of which is the total number of days in the Straddle Period, and with Purchaser being liable for the remainder of such Property Taxes;

(ii) After the Closing, the Party (the “Paying Party”) receiving a Property Tax bill or notice applicable to the Assets for a Straddle Period shall promptly notify the other Party or Parties that may be responsible for a portion of such Property Taxes pursuant to this Section 9.1(b)(ii) (the “Reimbursing Party”) in writing, and the Paying Party shall pay such Property Tax bill prior to the last day such Property Taxes may be paid without penalty or interest. Upon receipt of the written notice from the Paying Party, which shall include appropriate supporting documentation, the Reimbursing Party shall promptly pay the Paying Party any amount equal to the portion of the Taxes for which the Reimbursing Party is liable under this Agreement. The Parties shall reasonably cooperate with each other after Closing with respect to any Property Tax assessment or valuation (or protest in connection therewith) by any Governmental Authority with respect to a Straddle Period; and

(iii) If any Party receives a refund of any Property Taxes with respect to the Assets that is attributable to a Straddle Period, the Party receiving such refund, whether received in cash, or as a credit against another state and/or local Tax, shall, within thirty (30) days after the receipt of such refund, pay to the other Party who was responsible for a portion of such Property Taxes an amount equal to the product of (A) the amount of the refund, multiplied by (B) a fraction, the numerator of which is the number of days in the Straddle Period that such other Party was responsible for such Property Taxes and the denominator of which is the total number of days in the Straddle Period.

(c) Production Taxes incurred in connection with production occurring prior to the Effective Date shall be the responsibility of the Seller and the Seller shall indemnify the Purchaser against all such Taxes to the extent such Taxes are not taken into account by Sections 2.3 and 2.4, as applicable.

9.2 Contest Provisions.

(a) Each of Purchaser, on the one hand, and Seller, on the other hand (the “Tax Indemnified Person”), shall notify Seller or Purchaser, as the case may be (the “Tax Indemnifying Person”), in writing within ten (10) Business Days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments, or other proceedings (a “Tax Audit”) which may affect the liability for Taxes of such other Party. If the Tax Indemnified Person fails to give such timely notice to the other Party, it shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit to the extent that such failure to give notice adversely affects the other Party’s right to participate in the Tax Audit.

(b) If such Tax Audit relates to any Taxes for which only Seller would be liable to indemnify Purchaser under this Agreement, Seller shall have the option, at their expense, to control the defense and settlement of such Tax Audit. If such Tax Audit relates to any Taxes for which Purchaser would be liable to any extent under this Agreement, Purchaser shall, at its expense, control the defense and settlement of such Tax Audit to the extent that such Tax Audit relates to Tax Items for which Purchaser is liable to indemnify Seller under Section 9.1 or 11.3(a)(i) (with respect to Section 11.1(f)).

(c) If such Tax Audit relates to Taxes for which both Seller and Purchaser could be liable under this Agreement, to the extent practicable, such Tax Items will be distinguished and each Party will have the option to control the defense and settlement of those Taxes for which it is so liable.

(d) Any Party whose liability for Taxes may be affected by a Tax Audit shall be entitled to participate at its expense in such defense and to employ counsel of its choice at its expense and shall have the right to consent to any settlement of such Tax Audit (not to be unreasonably withheld) to the extent that such settlement would have an adverse effect with respect to a period for which that party is liable for Taxes, under this Agreement or otherwise.

9.3 Post-Closing Actions Which Affect Tax Liability. Purchaser shall not, and shall not permit its Affiliates to, take any action (including the amendment of any Tax Return, other than as required by applicable Laws) on or after the Closing Date which could increase Seller’s liability for Taxes (including any liability of Seller to indemnify Purchaser for Taxes under this Agreement). Seller shall not, and shall not permit its Applicable Affiliates to, take any action (including the amendment of any Tax Return, other than as required by applicable Laws) on or after the Closing Date which could increase Purchaser’s liability for Taxes (including any liability of Purchaser to indemnify Seller for Taxes under this Agreement).

9.4 Refunds. Each of Seller and Purchaser agrees to pay to the other Party any refund received (whether by payment, credit, offset, or otherwise, and together with any interest thereon) after the Closing by such Party or its Affiliates in respect of any Taxes for which the other Party is responsible pursuant to Section 9.1. Seller and Purchaser shall cooperate in order to take all necessary steps to claim any such refund. Any such refund received by Seller or Purchaser, or any of their respective Affiliates, shall be paid to Seller or Purchaser, as applicable, within thirty (30) days after such refund is received. Each Party shall notify the other Party within ten (10) days following the discovery of a right to claim any such refund and upon the receipt of any such refund. In the event that a Party receives written notification from the other Party that such Party has the right to claim a refund to which such other Party is entitled hereunder, such Party shall, at the sole expense of such other Party, take any actions that are reasonably required to claim such refund as promptly as practicable after receipt of such notification and shall furnish to such other Party, if requested in writing by such other Party, all information, records, and assistance reasonably necessary to verify the amount of such refund.

9.5 Access to Information.

(a) From and after Closing, each Party shall grant to the other Party (or its designees) access at all reasonable times to all of the information, books, and records relating to the Assets within the possession of such Party (including work papers and correspondence with any Governmental Authority, but excluding work product of and attorney-client communications with such Party’s legal counsel and personnel files), and shall afford the other Party (or its designees) the right (at such Party’s sole expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit the other Party (or its designees) to prepare Tax Returns, to conduct negotiations with any Governmental Authority, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b) In the case of any Taxes with respect to the Assets for which the other Party may be liable hereunder, each of the Parties will preserve and retain all schedules, work papers and other documents relating to any Tax Returns or to any Tax claims, audits, or other proceedings until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

(c) Each Party shall provide reasonable access to its Affiliates’ (or, with respect to Seller, its Applicable Affiliates’) personnel who have knowledge of the information described in this Section 9.5.

9.6 Conflict. In the event of a conflict between the provisions of this Article 9 and any other provision of this Agreement, except Section 12.3 hereof, this Article 9 shall control.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to Closing: (a) by the mutual prior written consent of Seller and Purchaser, or (b) by either Seller or Purchaser if the Closing has not occurred on or before August 31, 2012; provided, however, that no Party shall be entitled to terminate this Agreement under Section 10.1(b) if such Party is in material breach of its representations, warranties, covenants and/or agreements set forth in this Agreement.

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, this Article 10, Sections 4.9, 4.19, 5.10, 5.11, 6.3, 6.5, 6.7(e), 12.1, 12.2, 12.5, 12.8, 12.9, 12.10, 12.11, 12.13, 12.15, 12.16, 12.18, 12.19, 12.20, and the Confidentiality Agreement, all of which shall continue in full force and effect). Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 10.1 shall not relieve Seller from liability for any willful failure to perform or observe in any material respect any of its agreements or covenants contained herein that are to be performed or observed at or prior to Closing. In the event that (a) Seller has willfully failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, and (b) Purchaser is, as a result, entitled to terminate this Agreement pursuant to Section 10.1, then Purchaser, subject to Section 12.20, shall be entitled to (i) obtain all remedies available at law or in equity, including specific performance, and recover court costs and attorneys’ fees in addition to any other relief to which the other Party may be entitled, or (ii) terminate this Agreement pursuant to Section 10.1 and recover any damages incurred by Purchaser in connection with such termination (including court costs and reasonable attorneys’ fees).

10.3 Distribution of Deposit Upon Termination.

(a) If Seller terminates this Agreement under Section 10.1(b), and Purchaser has willfully failed to perform or observe in any material respect its covenants and agreements or willfully breaches in any material respect its representations and warranties hereunder, Seller shall be entitled, as its sole remedy under this Agreement or pursuant to applicable Law, to retain the Deposit as liquidated damages, free of any claims by Purchaser or any other Person. In such event, Seller and Purchaser shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit together with any income thereon to Seller. It is expressly stipulated by the Parties that the actual amount of damages resulting from such a termination would be extremely difficult or impossible to determine accurately because of (among other things) the unique nature of the Assets and the uncertainties of applicable commodity markets, and the amount of the Deposit is a fair and reasonable estimate by the Parties of such damages.

(b) If this Agreement is terminated for any reason other than the reasons set forth in Section 10.3(a), Seller shall deliver to Purchaser the Deposit, free of any claims by Seller or any other Person with respect thereto. In such event, Seller and Purchaser shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit together with any income thereon to Purchaser.

ARTICLE 11

INDEMNIFICATION; LIMITATIONS

11.1 Assumed Obligations. Without limiting Purchaser’s rights to indemnity under this Article 11 and except for the matters set forth on Schedule 11.1 (the “Schedule 11.1 Matters”), on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations and liabilities of Seller and its Affiliates, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on, or after the Effective Date, including the following (collectively, the “Assumed Obligations”):

(a) subject to the adjustments to the Purchase Price set forth in Section 2.3(c), all obligations and liabilities arising from or in connection with any production, pipeline, storage, processing, or other imbalance attributable to Hydrocarbons produced from the Properties, whether before, on, or after the Effective Date, including obligations to furnish makeup gas in accordance with the terms of applicable gas sales, gathering, or transportation Contracts;

(b) obligations to pay working interests; royalties, overriding royalties, and other interests held in suspense by Seller at Closing to the extent, and only to the extent, that (i) Purchaser received an adjustment therefor pursuant to Section 2.3(g) or (ii) such funds are transferred to Purchaser’s control at Closing;

(c) obligations for plugging and abandonment of all of the Wells and dismantlement, decommissioning, or abandonment of all structures and Equipment included in the Assets or located on the lands covered by, or described in, the Leases (whether or such Leases have terminated or expired) and restoration of the surface covered by the Assets in accordance with applicable Laws (whether or not required to be plugged, abandoned, dismantled, or restored as of the Effective Date, and whether or not whether or not the applicable Lease has terminated or expired), including any obligations to assess, remediate, remove, and dispose of NORM, asbestos, mercury, drilling fluids, chemicals, and produced waters and Hydrocarbons;

(d) subject to the terms of Article 3 and the special warranty of title in the Assignment and Bill of Sale, all Damages and obligations arising from, or relating to, title defects, deficiencies, or other title matters, whether arising or relating to periods of time before, on, or after the Effective Date;

(e) Damages and obligations arising from, or relating to, Environmental Defects, or other environmental matters, whether arising or relating to periods of time before, on, or after the Effective Date;

(f) Tax matters which are the responsibility of Purchaser pursuant to Section 9.1; and

(g) any matters for which Purchaser or its Affiliate is responsible pursuant to Section 6.7.

11.2 Retained Obligations. Notwithstanding the terms of Section 11.1, the Assumed Obligations shall not include any liabilities, Damages, duties, or obligations to the extent they (collectively, the “Retained Obligations”):

(a) are attributable to, or arise out of, the Excluded Assets;

(b) are required to be borne by Seller under Sections 2.3 and 2.4;

(c) are Tax obligations retained by Seller pursuant to Article 9;

(d) are any matters for which Seller is responsible pursuant to Section 6.7;

(e) are caused by, arising out of, or resulting from the payment of royalties by Seller (including minimum royalties, rentals, shut-in payments and overriding royalties) attributable to the period of time prior to the Effective Date (or mispayment of such burdens attributable to the Adjustment Period), other than to the extent arising out of, or relating to, title defects, deficiencies, or other title matters;

(f) relate to personal injury, death, or third Person property damage attributable to the operation of the Assets prior to the Closing Date;

(g) arise from or relate to the disposal of any NORM, asbestos, mercury, drilling fluids, chemicals, produced waters or Hydrocarbons at a location other than the Properties prior to the Closing Date; or

(h) relate to joint interest audits and other audits of Property Costs covering periods prior to the Effective Date.

11.3 Indemnification.

(a) From and after Closing, Purchaser shall indemnify, defend, and hold harmless Seller and its Affiliates and its and their respective officers, directors, managers, employees, agents, and representatives (the “Seller Group”) from and against all Damages incurred or suffered by Seller Group:

(i) caused by, arising out of, or resulting from, the Assumed Obligations;

(ii) caused by, arising out of, or resulting from, Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 6,

(iii) caused by, arising out of, or resulting from, any breach of any representation or warranty made by Purchaser contained in Article 5 of this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(d), or

(iv) caused by, arising out of, or resulting from, the conveyance or transfer of any Asset without an applicable consent to such conveyance or transfer; provided that (A) such consent requirement is listed on Schedule 4.8 and (B) such consent requirement is not a Material Consent;

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON, and further excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 11.3(b) at the time the claim notice is presented by Purchaser.

(b) From and after Closing, Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates and its and their respective officers, directors, members, managers, employees, agents, and representatives (“Purchaser Group”) from and against and from all Damages incurred or suffered by Purchaser Group:

(i) caused by or arising out of, or resulting from, the Retained Obligations;

(ii) caused by, arising out of, or resulting from, Seller’s breach of Seller’s covenants or agreements contained in Article 6;

(iii) caused by, arising out of, or resulting from any breach of any representation or warranty made by Seller contained in Article 4 of this Agreement, or in the certificate delivered at Closing pursuant to Section 8.2(e); or

(iv) caused by, arising out of, or resulting from, any breach by Seller or any of the Specified Individuals of the non-competition and non-disclosure provisions of the Transition Services Agreement or Section 12.4.

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON.

(c) Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Seller’s and Purchaser’s sole and exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties contained in Article 4, Article 5, Article 6 (excluding Sections 6.5, 6.7(e), 6.8, and 6.9, which shall be separately enforceable pursuant to whatever rights and remedies are available to the Parties thereunder outside of this Article 11 and Section 4.7, the sole and exclusive remedy for which shall be pursuant to Section 2.3), and the affirmations of such representations, warranties, covenants, and agreements contained in the certificates delivered by each Party at Closing pursuant to Sections 8.2(e) and 8.3(d), as applicable, is set forth in this Section 11.3 (and, with respect to the representation and warranty in Section 4.7, Section 2.3) and if no such right of indemnification is expressly provided, then such claims are hereby waived to the fullest extent permitted by Law. Except for the remedies contained in this Section 11.3 (and, with respect to the representation and warranty in Section 4.7, Section 2.3) and any other remedies available to the Parties at law or in equity for breaches of this Agreement other than Article 4, Article 5, and Article 6 (excluding Sections 6.5, 6.7(e), 6.8, and 6.9), upon Closing each Party releases, remises, and forever discharges the other and its and their respective Affiliates and all such Persons’ shareholders, officers, directors, employees, agents, advisors, and representatives from any and all suits, legal or administrative proceedings, claims, demands, Damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to, or arising out of this Agreement or Seller’s ownership, use, or operation of the Assets, or the condition, quality, status, or nature of the Assets, INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED, THE OIL POLLUTION ACT OF 1990, AS AMENDED, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED OR UNDERWRITTEN BY THE OTHER PARTY OR ANY OF ITS AFFILIATES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY RELEASED PERSON INVITEE, OR THIRD PARTY, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

(d) Notwithstanding the foregoing, Section 11.3(c) shall not apply in respect of Tax matters (other than with respect to Section 4.3), which are covered by Article 2 and Article 9 and Section 12.3 or claims for Property Costs, which are covered by Sections 2.3, 2.4, and 8.4 (except as set forth in Section 11.2 and Section 11.3(b)(i)).

(e) The Parties shall treat, for Tax purposes, any amounts paid pursuant to this Article 11 as an adjustment to the Purchase Price.

11.4 Indemnification Actions. All claims for indemnification under Sections 6.5 or 11.3 shall be asserted and resolved as follows:

(a) For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 11 (including, for the avoidance of doubt, those Persons identified in Section 11.4(h)).

(b) To make a claim for indemnification under Sections 6.5 or 11.3, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a complete copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 11.4 shall not relieve the Indemnifying Person of its obligations under Sections 6.5 or 11.3, except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under Section 6.5 or this Article 11, as applicable. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. Except as set forth in this Section 11.4(d), the Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 11.4(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final, non-appealable, resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final, non-appealable determination thereof. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the

Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f) If a Party would be required to defend a Claim as provided in this Section 11.4, which Claim is unliquidated in amount, but for the assertion that the other Party would not be entitled to indemnification for any Damages incurred or suffered by such Party due solely to the limitations set forth in Section 11.6(c) with respect to the amount of such Claim, such Party shall nevertheless have the right and obligation to defend against such Claim as set forth in Section 11.4(d), subject to the indemnification obligations of such Party set forth in Section 6.5 or this Article 11, as applicable; provided, however, that if, upon final, non-appealable liquidation of the amount of such Claim, the Party defending such Claim pursuant to this Section 11.4(f) would not have had the obligation to defend such Claim under Section 11.6(c) due solely to the limitations set forth in Section 11.6(c) with respect to the amount of such Claim, the Party defending such Claim shall be entitled to reimbursement of all reasonable costs and expenses incurred with respect to the defense of such Claim.

(g) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages, or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder.

(h) Any claim for indemnity under Sections 6.5 or 11.3 by any Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement. No Indemnified Person other than Seller and Purchaser shall have any rights against Seller or Purchaser under the terms of Section 6.5 or Section 11.3 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 11.4(h). Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section 11.4 on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section 11.4.

(i) Schedule 11.1 sets forth certain procedures relating to Schedule 11.1 Matters.

11.5 Casualty and Condemnation. If, after the date of this Agreement but prior to Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (a “Casualty Loss”), this Agreement shall remain in full force and effect, and Purchaser shall nevertheless be required to close. In the event that the aggregate amount of the costs and expenses associated with repairing or restoring the Assets affected by such Casualty Losses exceeds One Million Dollars ($1,000,000), Seller must elect by written notice to Purchaser prior to Closing either (a) to cause the Assets affected by any Casualty Loss to be repaired or restored, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), or (b) to indemnify Purchaser through a document reasonably acceptable to Seller and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair or restore the Assets subject to such Casualty Loss; provided that Seller may only elect the option set forth in clause (a) above with Purchaser’s prior written consent. In each case, Seller shall retain all rights to insurance and other claims against third Persons with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

11.6 Limitation on Actions.

(a) The representations and warranties of Seller and Purchaser in Article 4 (excluding Sections 4.1, 4.3, 4.7, 4.9, 4.10, 4.15, and 4.16) and the covenants and agreements of the Parties in Article 6, (excluding Sections 6.5, 6.7, 6.9, and 12.4), and the corresponding representations, warranties, and affirmations given in the certificates delivered at Closing pursuant to Sections 8.2(e) and 8.3(d), as applicable, shall survive the Closing for a period of twelve (12) months. The representations and warranties of Seller set forth in Sections 4.3, 4.15, and 4.16 shall survive the Closing for the applicable statute of limitations period, and the representation and warranty of Seller set forth in Section 4.7 shall survive the Closing until the Cut-Off Date. The covenants of Seller in Section 12.4 shall survive the Closing until the expiration of the Restricted Period. The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date.

(b) The indemnities in Sections 11.3(a)(ii), 11.3(a)(iii), 11.3(b)(ii), and 11.3(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant, or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnity in Section 11.3(b)(iv) shall automatically terminate at the end of the Restricted Period, except as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnity in Section 11.3(b)(i) shall survive the Closing as set forth in Sections 2.3 and 2.4 with respect to Section 11.2(b) and without time limit with respect to Sections 11.2(a), 11.2(c), 11.2(d), 11.2(e), 11.2(f), 11.2(g), and 11.2(h). The indemnities in Section 11.3(a)(i) and 11.3(a)(iv), any indemnity given pursuant to Section 11.5, and the special procedures for Schedule 11.1 Matters set forth on Schedule 11.1 shall continue without time limit.

(c) No Party shall have any liability for any indemnification under Sections 11.3(a)(iii), 11.3(b)(i) (but only with respect to Section 11.2(f)), 11.3(b)(ii) (but only with respect to Sections 6.4(b) and 6.4(e)), or 11.3(b)(iii) for an individual matter until and unless the amount of the liability for Damages with respect to which such Party admits (or it is otherwise finally determined that such Party has) an obligation to indemnify the other Party pursuant to the terms of Sections 11.3(a)(iii), 11.3(b)(i) (but only with respect to Section 11.2(f)), or 11.3(b)(iii), as applicable exceeds One Hundred Thousand Dollars ($100,000) (the “Individual Indemnity Threshold”). Without limiting the foregoing, Seller shall not have any liability for any indemnification under Sections 11.3(b)(i) (but only with respect to Section 11.2(f)), 11.3(b)(ii) (but only with respect to Sections 6.4(b) and 6.4(e)), or 11.3(b)(iii) until and unless the aggregate amount of the liability for all Damages (i) for which Claim Notices are delivered by Purchaser, (ii) with respect to which Seller admits (or it is otherwise finally determined) that Seller has an obligation to indemnify Purchaser pursuant to the terms of Section 11.3, and (iii) which exceed the Individual Indemnity Threshold exceeds two percent (2%) of the Unadjusted Purchase Price, and then only to the extent such Damages exceed two percent (2%) of the Unadjusted Purchase Price. Notwithstanding the foregoing, this Section 11.6(c) shall not limit indemnification for breach of the representations and warranties in Sections 4.1, 4.3, 4.9, 4.10, 4.14, 4.15, or 4.16, or Purchaser’s representations and warranties in Article 5.

(d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under this Article 11 (other than pursuant to Section 11.3(b)(i) with respect to Section 11.2(c)) for aggregate Damages in excess of fifteen percent (15%) of the Unadjusted Purchase Price; provided, however, that this Section 11.6(d) shall not limit indemnification for (i) breach of the representations and warranties in Sections 4.1, 4.3 , 4.9, 4.10, 4.14, 4.15, or 4.16, (ii) breach of the covenants and agreements set forth in Sections 6.3, 6.7, 6.9, or 12.4; or (iii) Seller’s obligations under the special warranty of title in the Assignment and Bill of Sale.

(e) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates); provided, however, that no Party shall be required to seek recovery under any policy of insurance as a condition to indemnification hereunder.

(f) Seller shall not have any obligation or liability under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement for any breach, misrepresentation, or noncompliance with respect to any representation, warranty, covenant, indemnity, or obligation if such breach, misrepresentation, or noncompliance shall have been waived in writing by Purchaser.

(g) As used in this Agreement, the term “Damages” means the amount of any actual liability, loss, cost, expense, claim, award, or judgment incurred or suffered by any Person, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments under Section 6.5 or this Article 11 or for Tax benefits received by the Indemnified Person as a consequence of any Damages. Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to indemnification under Section 6.5 or this Article 11 for, and Damages shall not include, (i) loss of profits, whether actual or consequential, or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (other than loss of profits, consequential damages, or punitive damages suffered by third Persons for which responsibility is allocated among the Parties), and (ii) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions or omissions of any Indemnified Person after the Closing Date.

ARTICLE 12

MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

12.2 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy or by recognized courier service, as follows:

If to Seller:	Three Rivers Acquisition LLC 1122 S. Capital of Texas Highway, Suite 325 Austin, Texas 78746
Attention: Mike Wichterich
Telephone : (512) 600-4329
Facsimile: (512) 600-3199

With a copy to:	Riverstone Investment Group LLC 712 Fifth Avenue, 51st Floor New York, New York 10019
Attention: General Counsel
Facsimile: (888) 801-9301

And a copy to:	Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002
Attention: James McAnelly
Facsimile: (713) 222-3241

If to Purchaser:	COG Operating LLC c/o Concho Resources, Inc. 550 West Texas Avenue, Suite 100
Midland, Texas 79701 Attention: General Counsel
Facsimile: (432) 687-8012

With a copy to:	Vinson & Elkins LLP 1001 Fannin St., Suite 2500 Houston, Texas 77002
Attention: John B. Connally
Facsimile: (713) 615-5333

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

12.3 Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Notwithstanding anything to the contrary in Article 9, Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees, and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. Should Seller or any Affiliate of Seller pay any amount for which Purchaser is liable under this Section 12.3, Purchaser shall, promptly following receipt of Seller’s invoice, describing the amount in reasonable detail, reimburse the amount paid. If such transfers are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence.

12.4 Post-Closing Non-Competition. From and during the period commencing on the date of this Agreement and continuing until the date that is three (3) months following the Closing Date (the “Restricted Period”), Seller shall not, and shall cause Seller’s Applicable Affiliates not to, directly or indirectly (including by the acquisition of stock or a merger or other corporate transaction or otherwise), acquire, explore for, drill, operate, develop, produce or market any interest in any oil, gas and mineral leases, mineral fee interests or any other mineral interests in or covering lands located within the Restricted Area; provided that Seller and its Applicable Affiliates shall be permitted to visit data rooms associated with, and otherwise participate in, auction processes broadly marketed by third Person brokers, bid on assets marketed in such processes, and consummate the transactions contemplated by any agreements entered into pursuant thereto. Seller agrees that this covenant is reasonable with respect to its duration, geographical area, and scope. Seller acknowledges and recognizes that a breach of any of the covenants set forth in this Section 12.4 would result in serious harm to Purchaser for which monetary damages would not be an adequate remedy and that the amount of such damages may be difficult to determine; therefore, if a breach of the covenants set forth in this Section 12.4 occurs, Purchaser will be entitled, in addition to any other rights it may have, to obtain injunctive or other equitable relief in addition to any other available legal or equitable remedies, without the necessity of posting a bond, to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of this Section 12.4, it being agreed that monetary damages alone would be inadequate to compensate Purchaser and would be an inadequate remedy for such breach.

12.5 Expenses. Except as provided in Section 6.6 and in Section 11.4, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits, Annexes, and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants, and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

12.6 Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, supplemental bonds, third Person indemnities, letters of credit, and guarantees, if any, posted by Seller or any Affiliate thereof with or for the benefit of any Governmental Authority or third Person and relating to the Assets will be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, supplemental bonds, third Person indemnities, letters of credit, and guarantees, and shall request, effective as of the Closing, the cancellation or return to Seller of the bonds, supplemental bonds, third Person indemnities, letters of credit, and guarantees posted by Seller or its Affiliates.

12.7 Records.

(a) As soon as practicable, but in no event later than thirty (30) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser the original Records that are in the possession of Seller or its Affiliates, subject to Section 12.7(b). Notwithstanding the foregoing, Seller shall deliver, or cause to be delivered, to Purchaser any original Records within five (5) days of Purchaser’s request therefor following Closing.

(b) Seller may retain the originals of those Records relating to Tax and accounting matters and provide Purchaser, at its request, with copies of such Records other than Records that pertain solely to income Tax matters related to the Assets. Seller may retain copies of any geological, geophysical, or similar Records. Additionally, Seller may retain copies of any other Records for the sole purpose of providing the Services (as defined in the Transition Services Agreement) pursuant to the Transition Services Agreement.

(c) Purchaser, for a period of seven (7) years after the Closing shall: (i) retain the Records and (ii) provide Seller, its Affiliates, and their respective officers, employees, and representatives with access to the Records during normal business hours for review and copying at Seller’s sole expense.

12.8 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction.

12.9 Dispute Resolution. Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in the State of Texas with respect to any dispute, claim, or controversy arising out of, in relation to, or in connection with, this Agreement, and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, controversy, or claim (except to the extent a dispute, controversy, or claim arising out of, in relation to, or in connection with, title or environmental matters pursuant to Section 3.10 or the determination of Purchase Price adjustments pursuant to Section 8.4(c) is referred to an expert pursuant to those Sections) will be instituted exclusively in the United States District Court for the Southern District of Texas, Houston Division. Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it, and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 12.2. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any Person other than the Parties to this Agreement. The Parties hereby waive trial by jury in any action, proceeding, or counterclaim brought by any Party against another in any matter whatsoever arising out of, in relation to, or in connection with, this Agreement.

12.10 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.11 Waivers. Any failure by any Party to comply with any of its obligations, agreements, or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.12 Assignment. No Party shall assign (including by change of control, merger, consolidation, or stock purchase) or otherwise transfer all or any part of this Agreement to any third Person, nor shall any Party delegate any of its rights or duties hereunder (including by change of control, merger, consolidation, or stock purchase) to any third Person, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

12.13 Entire Agreement. The Confidentiality Agreement, this Agreement, and the documents to be executed hereunder and the Annexes, Exhibits, and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

12.14 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

12.15 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 11.4(h).

12.16 Severability. If any provision of this Agreement, or any application thereof, is held invalid, illegal, or unenforceable in any respect under any Law, this Agreement shall be reformed to the extent necessary to conform, in each case consistent with the intention of the Parties, to such Law, and, to the extent such provision cannot be so reformed, then such provision (or the invalid, illegal, or unenforceable application thereof) shall be deemed deleted from (or prohibited under) this Agreement, as the case may be, and the validity, legality, and enforceability of the remaining provisions contained herein (and any other application of such provision) shall not in any way be affected or impaired thereby.

12.17 Time of the Essence. Time is of the essence in this Agreement; provided, however, that a Party shall not be considered to be in “material breach” of this Agreement for its breach of any timing specific requirement contained herein. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

12.18 References. In this Agreement, unless the context requires otherwise: (a) references to any gender includes a reference to all other genders; (b) references to the singular includes the plural, and vice versa; (c) reference to any Article or Section means an Article or Section of this Agreement; (d) reference to any Annex, Exhibit, or Schedule means an Exhibit, Annex, or Schedule to this Agreement, all of which are incorporated into, and made a part of, this Agreement; (e) unless expressly provided to the contrary, “hereunder”, “hereof”, “herein”, and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; (f) references to “$” or “Dollars” means United States Dollars; and (g) “include” and “including” mean include or including without limiting the generality of the description preceding such term.

12.19 Construction. Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation, and suitability. Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof.

12.20 Limitation on Damages. Notwithstanding anything to the contrary contained herein, neither Purchaser nor Seller, nor any of their respective Affiliates shall be entitled to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special, or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and Purchaser and Seller, for themselves and on behalf of their respective Affiliates, hereby expressly waive any right to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special, or punitive damages suffered by third Persons for which responsibility is allocated between the Parties); provided, however, that, for the purposes of this Section 12.20, the damages described in Section 10.3(a) shall not be considered consequential, special, or punitive damages.

12.21 Joint and Several Liability. Seller agrees and acknowledges that each of 3RAC and 3ROC shall be jointly and severally liable for the obligations of Seller under this Agreement.

12.22 Confidentiality Agreement. Notwithstanding the terms of the Confidentiality Agreement, Purchaser and 3ROC agree that, effective as of Closing, the Confidentiality Agreement shall terminate and be of no further force and effect.

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER: THREE RIVERS ACQUISITION LLC

By:	/s/ M. Wichterich
Name:	M. Wichterich
Title:	President

THREE RIVERS OPERATING COMPANY LLC

By:	/s/ M. Wichterich
Name:	M. Wichterich
Title:	President

PURCHASER: COG OPERATING LLC

By:	/s/ Tim Leach
Name:	Tim Leach
Title:	President and CEO

Signature Page to Purchase and Sale Agreement

Omitted Schedules and Exhibits

Exhibit/Schedule	Contents

Annex A	List of counties where the Assets are located

Exhibit A-1	Leases included in Assets

Exhibit A-2	Wells included in Assets

Exhibit A-3	Other equipment inventory included in Assets

Exhibit B	Form of Assignment and Bill of Sale to be executed and delivered by the Parties at Closing

Exhibit C	Form of Transition Services Agreement to be entered into by Parties and Specified Individuals at Closing

Schedule 1.2(p)	List of operating agreements that are also Material Contracts

Schedule 1.2(x)	List of Specified Individuals

Schedule 1.3	List of certain specified Excluded Assets

Schedule 2.2	Allocation of the Unadjusted Purchase Price among the Assets

Schedule 2.3(h)	Bonuses, broker fees, delay rentals, and other costs relating to the acquisition and maintenance of Assets acquired on or after January 1, 2012

Schedule 3.3	List of certain Leases that are included as Permitted Encumbrances for purposes of Section 3.3(h)

Schedule 3.8	Description of Environmental Matter which may be excluded from the Assets

Schedule 4.2	List of litigation, investigations, or proceedings pending or threatened in writing with respect to the business conducted by Seller

Schedule 4.3	List of exceptions to Seller’s representations regarding taxes and assessments

Schedule 4.4	List of exceptions to Seller’s representations regarding compliance with law

Schedule 4.5	List of Material Contracts

Schedule 4.7	List of production, transportation, plant, or other imbalances with respect to production from the Properties

Schedule 4.8	List of consents to assign and preferential rights to purchase

Schedule 4.11	List of exceptions to Seller’s representations regarding wells and equipment

Schedule 4.12	List of exceptions to Seller’s representations regarding non-consent operations

Schedule 4.13	List of outstanding capital commitments in excess of $100,000

Schedule 4.15	List of exceptions to Seller’s representations regarding employees

Schedule 4.16	List of Seller’s material benefit plans

Schedule 4.19	List of specified Knowledge Persons

Schedule 6.7	List of Available Employees

Schedule 11.1	List of matters excluded from the Purchaser’s Assumed Obligations